SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2000,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT
FOR THE QUARTER AND NINE MONTHS
ENDED 30 SEPTEMBER 2000
A stronger production quarter,
but increased costs depress
earnings
Group results for the quarter
•      Steady performance for the group's operations.
•      Gold production increases by 2% to 1.83 million
        ounces (56,924 kilograms).
•      Wage and diesel increases lead to a 3% increase in
        total cash costs to R46,914 per kilogram.
•      Operating profit is marginally lower.
•       Headline earnings are down 7% to 399 cents per
        share, due largely to increased corporate activities.
Regional operating results for the quarter
SOUTH AFRICA
 •      Good performances at Great Noligwa, Tau Lekoa,
         Tshepong and Savuka and production
         improvements at most others.

•      Unresolved problems at Elandsrand and
       Bambanani.
•      Gold production is up 1% to 43,000 kilograms
       despite the closure of Matjhabeng's Kudu shaft and
       resultant loss of 250 kilograms of gold and other
       operating problems.
 •      Volume and value efficiencies are up 5% and 3%
         respectively.
 •      Total cash costs are contained to a 2.5% increase,
        reflecting the 9% annual wage adjustment and
        increases in mining activity.
AFRICA
•     Both Sadiola and Navachab report improved
production and creditable cost performances,
despite diesel price increases.
•     At Yatela the ceremonial first concrete is poured by
the Mali Minister of Mines on 12 October.
At Morila the first commissioning gold is poured on
18 October.
•     Ashanti's bankers give approval to the Geita deal
and finalisation of the transaction should take place
at the end of November.
NORTH AMERICA
•     Cost increases for the region are contained to 2%
 despite diesel increase and grade problems at Jerritt
 Canyon.
•     Decreased grade at Jerritt Canyon leads to a 9%
 reduction in gold production, to be offset in the last
 quarter as the Cortez ore purchase arrangement
 comes on stream.
•     At Cripple Creek & Victor, production is up by 3%
 and costs down by 6%, and Phase 3 of the leach
 pad expansion is completed during the quarter.
SOUTH AMERICA
•      Another good quarter overall.
•      Despite bad weather at Cerro Vanguardia, gold
  production from the region's operations increases by
  2%.
•     Total cash costs are pushed higher by wage
  increases at Morro Velho and weather-induced
  production problems at Cerro Vanguardia.
AUSTRALASIA
•     Gold production at Sunrise Dam increases by 31%
and total cash costs drop by 31%.
•     Production at Boddington is reduced because of
 heavy rains early in the quarter.
•      Production improves at both Pine Creek and
  Tanami.
•      Technical appraisal of the Boddington expansion
   project is under way, with completion likely at year-
   end. AngloGold is positive about the outcome.
Quarter
ended
Sept
2000
Quarter
ended
June
2000
Nine
  months
ended
Sept
2000
Nine
months
ended
Sept
1999
Quarter
ended
Sept
2000
Quarter
ended
June
2000
Nine
months
ended
Sept
2000
Nine
months
ended
Sept
1999
Rand/Metric
Dollar/Imperial
Gold
Produced
- kg/oz 000
56,924
55,957
167,390
162,487
1,830
1,799
5,382
5,224
Revenue
- R/kg/$/oz sold
67,460
66,192
65,901
61,489
300
300
305
313
Total cash costs
- R/kg/$/oz produced
46,914
45,734
45,763
41,497
209
207
212
211
Total production costs
- R/kg/$/oz produced
53,967
52,726
52,601
47,556
240
239
244
242
Operating profit
- R/$ million
814
821
2,383
2,389
115
119
352
392
Net capital expenditure
- R/$ million
438
356
1,071
885
63
52
158
145
Net profit
- R/$ million
394
424
1,247
2,122
54
61
182
348
Net earnings
- cents per share
369
397
1,167
2,169
50
57
171
356
Headline earnings
- cents per share
399
429
1,257
2,003
55
62
184
328
Headline earnings before
deferred taxation rate change
- cents per share
398
426
1,255
1,533
55
62
184
251
Dividends
- cents per share
750
900
110
149
ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Throughout this document, $ refers to US dollars, unless otherwise stated.
Published by AngloGold's
Corporate Communications Department
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail:  investors@anglogold.com

Dear Shareholder
The Gold Market
The spot gold price has stayed in the low $270s for most
of the last quarter.  However, supply and demand
fundamentals are more positive for the price than they
have been for a long time.
From the supply point of view, cutbacks continue to
be made to exploration spending in gold mining.  This
strongly suggests that, while current levels of new mine
production might be maintained, it is more probable that
they will decline.  Central bank sales, although higher
this year than in recent years, are largely regulated by
last year's Washington Agreement.  These official sales
seem now to be discounted in this market, with neither
the continuing British auctions nor the more
conventional Swiss sales having a major price effect.
In contrast, jewellery demand has continued, by
and large, to be strong, with  off-take in most Asian
markets now back to levels prior to the 1998 financial
crisis in that part of the world.
Equally, broad market circumstances are more
favourable for gold.  United States equities markets
appear to have entered a bear phase with the `old'
economy enjoying investor support and the oil price
rising by more than 40% over the past six months. While
AngloGold has vigorously promoted gold jewellery and,
more recently, the development of new industrial
applications for gold, it will also continue to support and
advocate the metal's traditional monetary role,
particularly during times of political and economic
uncertainty.
Although it is logical to look to price improvement
in the medium term it is also clearly prudent to seek
profitability at current price levels in the short term.
AngloGold is therefore planning its business on current
prices.
Operating and Financial Performance
Overall, AngloGold's operations in all regions combined
to give a steady performance this quarter.  The
operations in South and West Africa, in South America
and Australia all increased gold production.  We are
particularly pleased to report strong performances at
Sunrise Dam in Western Australia, Sadiola in Mali and
Navachab in Namibia.  Production from the North
American operations decreased but they continue to
forecast meeting gold production targets for the year,
with a significant increase in the ounces produced in the
fourth quarter.  Costs, however, also increased,
particularly in the South African operations. This,
together with some inventory movements, produced
operating profits slightly down (1%) for the quarter.
Increased spending on exploration and on corporate
activities, together with lower income from associates,
saw headline earnings decline by 7%.  In the context of
the 9% wage increase which became effective this
quarter in the South African operations, and which
affects some 54% of working costs, this represents a
respectable performance by the region as a whole.
However, further steps are needed at Bambanani,
Matjhabeng, Joel, Elandsrand and Deelkraal.
Headline earnings for the nine mo nths ended
September 2000 were down 37% to 1,257 cents per
share.  This was largely due to the deferred taxation rate
change during the previous period.  However, headline
earnings before the deferred taxation rate change were
18% lower.
The safety perfo rmance of the South African mines
is very encouraging, with the lost time injury rate,
expressed per one million man hours worked, at 9.6
being the lowest quarterly rate ever recorded by these
mines.  Two mines, Moab Khotsong and Great Noligwa,
achieved the international best practice benchmark used
by AngloGold, which is the lost time accident rate in
underground mines in the Ontario province of Canada.
Currently, this is 6.5 lost time injuries per million man
hours worked.
Prospects
In the light of the weak gold price the company faces a
difficult fourth quarter, when, in South Africa, the
combination of  the Christmas calendar and the
additional public holiday announced for this year's
municipal elections, reduce the quarter's working shifts.
The cost to our business goes beyond the shifts directly
lost, as a mid-week holiday often produces lower
production on either side of the break.
Many democracies around the world hold national
and local government elections without lost production.
Mining companies in South Africa have, since 1994,
shown their ability to work with the Independent
Electoral Commission to ensure that all of their
employees have the opportunity to vote conveniently
and expeditiously.  If South Africa wants to compete in
world markets it will have to review the extent and
pattern of its public holidays and their effect on
productivity and produce a more internationally
competitive work calendar.
The AngloGold Board
We are very pleased to announce that Tony Trahar, the
CEO of Anglo American plc, has accepted our invitation
to join the AngloGold board.  He replaces Anglo
American's Bill Nairn, who assumes the position of
alternate director and will continue to provide technical
and operational counsel to the board.
NICKY OPPENHEIMER
BOBBY GODSELL
Chairman
Chief Executive Officer
26 October 2000
LETTER FROM THE CHAIRMAN AND
THE CHIEF EXECUTIVE OFFICER

SOUTH AFRICA
Overall performance
Both mining volume and gold production efficiency
indicators continued to show improvement over the
quarter: area mined per employee rose by 5%
quarter-on-quarter and gold production, measured
in grams per employee, increased by 3%, despite
a 2% drop in recovered grade.
Continued strong performance at Great
Noligwa and Tau Lekoa, Tshepong and Savuka,
together with enhanced performances at TauTona
and Deelkraal, resulted in gold production
increasing by 1% to 42,914 kilograms (1.4 million
ounces).  The Kudu shaft at Matjhabeng was
successfully closed at the end of the second
quarter.
Total cash costs of R48,778 per kilogram
($217 per ounce) for the quarter were contained to
a 2.5% increase over the previous quarter, despite
the impact of the annual wage adjustment of 9%
and greater production activity in stoping (3%) and
development (5%).  Dollar-denominated total cash
costs increased by only 1%, as a result of a 1.7%
devaluation of the rand during the quarter.
We regret to report the death of 11
employees in work-related accidents during the
quarter.  Nevertheless, the improving safety trend
reported for the second quarter has continued: the
number of lost time injuries in this quarter are
again the lowest on record, up by 22% on the
previous quarter.  Both Moab Khotsong and Great
Noligwa again reported lost time injury frequency
rates below the Ontario benchmark.
Mine performance
All production, efficiency and cost indicators at
Great Noligwa showed improvements in the third
quarter, with gold output increasing by 8% and
total cash costs reducing by more than 6%.
Kopanang was unable to sustain its excellent
second quarter results as gold production declined
and total cash costs rose in line with a drop in
recovered grade.  At  Tau Lekoa, excellent
performance was sustained with all production,
efficiency and cost indicators showing
improvement over the June quarter.
The special focus on miner al resource
management at  Bambanani resulted in a 3%
improvement in gold production, although total
cash costs increased by some 6%.  At  Tshepong,
gold production rose by 5% through improved
mine and plant efficiencies.  A 7% reduction in
gold output at  Matjhabeng arises from the closure
of the Kudu shaft and the scaling back of
production prior to the closure of the Nyala and
Sable shafts at the end of this year.  Mining
volumes have been increased by 11% at  Joel to
counter the impact of declining grade.  Gold
production is up by 5%.
Despite problems experienced in the decline
shaft at TauTona, gold production rose by 4%
over the previous quarter.  At  Savuka, the
operation maintained a steady improvement in
mining volume and gold output.
Mponeng increased gold production
marginally over the previous quarter.  Poor
flexibility in grades above cut-off resulted in a
further drop in gold output and significantly higher
total cash costs at  Elandsrand, despite an
increase in volumes mined.   Deelkraal improved
gold production by 8%, resulting from better face
values and a release of lock-up tonnage.
Ergo's performance continued to meet
expectations.
AFRICA
AngloGold's Africa Region continues to perform
above expectations.  Gold production increased by
5% for the quarter and total cash costs were
largely unchanged, despite diesel fuel price
increases.
Sadiola (38% attributable) had another good
quarter.  Mill throughput increased by 3% to a
SUMMARY OF OPERATIONS

quarterly record of 572,500 tons, and production
by 2% to a record 63,100 ounces.  Total cash
costs at $108 per ounce were at a level similar to
the previous quarter.  The mine had achieved a
record 322 days without a disabling injury, prior to
an injury during September.
Construction at the new  Yatela mine is in
progress with all the construction and mining
contractors on site.  Work is currently on schedule
and within original cost estimates.  The
Niamboulama village, originally situated on the
edge of the Yatela pit, has been successfully
relocated in consultation with local authorities and
the villagers.  The Minister of Mines of Mali, Mr
Aboubacary Coulibaly, laid the first ceremonial
concrete at the mine site on 12  October.
Construction of the  Morila (40% attributable)
project in Mali is nearing completion.
Commissioning of the plant started on 5 October
and mining is ahead of schedule in the oxide
areas.  The first commissioning gold was poured
on 18 October and the mine is expected to be in
full production by year-end.
The completion of the  Geita transaction, in
which AngloGold will be acquiring from Ashanti a
50% interest in the Geita project, is expected to be
completed by the end of November, following the
approval of the deal by Ashanti's bankers.  The
mine was officially opened by the President of
Tanzania, Mr Benjamin Mkapa, on 3  August.
Navachab had an excellent quarter with
production of 20,500 ounces and total cash costs
of $178 per ounce, improvements from last quarter
of 16% and 14% respectively.  The improved
production was due to a combination of increased
mill throughput and an increase in recovered
grade.
NORTH AMERICA
Despite a 2% reduction in gold produced and a
marginal rise in total cash costs, due largely to
higher diesel fuel prices, the region recorded an
increase in operating profit.
At Jerritt Canyon (70% attributable), the third
quarter's production, at 52,400 ounces, was 8%
lower than the second quarter as a result of
decreased ore grades.  The mill grade was 18%
lower than the second quarter.  Tonnage
processed in the third quarter was approximately
14% higher than the second quarter.  This,
however, did not make up for the unfavourable ore
grades as 28% more low-grade stockpile was
milled in the third quarter than in the second
quarter.  Production ounces are expected to
increase in the last quarter as a result of the
processing of ore purchased from Cortez.  The first
batch of 26,000 tonnes of purchased ore was
milled during the first week of October with no
significant process difficulties.
Total cash costs for the third quar ter were
$224 per ounce, 13% higher than the second
quarter, owing to higher than planned underground
mined tonnes and associated costs.
Production at  Cripple Creek & Victor J.V.
(67% attributable, with a 100% interest in
production ounces, subject to contractual
obligations by the joint venture partners) was
65,400 ounces, 3% higher than the second
quarter.  Total cash costs were $182 per ounce,
some 6% lower than the second quarter.
Phase 3 of the leach pad expansion was
completed during the third quarter.  The project
was finished under budget and ahead of schedule.
Work continued on the Great Basin
Prospectivity Study which is expected to be
completed by the end of the year.
SOUTH AMERICA
Gold production at the South American operations
 Morro Velho, Serra Grande (50% attributable)
and Cerro Vanguardia (46.25% attributable)
was 2% higher than the previous quarter at
107,000 ounces.  This is attributable to increased
volumes of ore production at Morro Velho and
better grades at Morro Velho and Serra Grande.
These improvements compensate for reduced
production at Cerro Vanguardia, which was

affected by bad weather conditions in July and
September.
Total cash costs for the quarter were 3.6%
higher than the previous quarter at $137 per
ounce, chiefly because of higher maintenance
costs and wage increases at Morro Velho in
August and the lower production at Cerro
Vanguardia.  Capital expenditure was some $1.8
million lower than the previous quarter owing to the
phasing of equipment replacement. Recoupments
of $4.4 million relate to the sale of mineral rights
and other assets in Argentina.
At Cerro Vanguardia, the improving safety
trend noted in the first and second quarters
continues and Serra Grande remains below the
Ontario benchmark, although Morro Velho has yet
to achieve this target.
The exploration programme at the Corrego do
Sitio project in Brazil continues, with encouraging
results.
AUSTRALASIA
The September quarter built on the improvements
registered in the previous quarter, with a further
increase in production to 142,000 ounces (16%
higher than the previous quarter).
Sunrise Dam recorded an outstanding
quarter with production rising to 64,300 ounces,
which is 31% up on the previous quarter.  The
production increase was largely driven by an
improvement in the mill head grade.  The
production levels were accompanied by a
significant fall in total cash costs to $149 (A$262)
per ounce (31% below the previous quarter).  The
cut-back of the pit and the expansion of the
processing plant are proceeding on schedule.
Production from  Pine Creek operations
increased by 7% to 45,000 ounces. Total cash
costs, however, rose by 13% to $273 (A$478) per
ounce.  Production at Union Reefs improved
markedly to 33,500 ounces (14% higher than the
previous quarter).  The new mining contract has
been awarded and the contractor was moving
equipment on to site towards the end of the
quarter, preparatory to the start of mining in
October.  Production at Brocks Creek fell to 11,500
ounces (down 11% from the previous quarter) as
the processing of residual stockpiles neared
completion.  Gold operations will cease during the
next quarter and the only ongoing activity will be
site rehabilitation.
At Boddington (33.3% attributable),
production of 18,500 ounces was 6% lower than
the previous quarter.  Heavy rains early in the
quarter restricted mining in the remaining, mainly
clay, pits and adversely affected mill throughputs
and head grades at various times during the
month.  Total cash costs of $211 (A$367) per
ounce were, however, still 7% below the previous
quarter.  Revisions to the mine design for the
expansion project, to incorporate the latest
geotechnical data, slightly delayed completion of
the feasibility study.  Technical appraisal of the
final study documentation was in progress at the
end of the month.
As the impact of the weather during the first
half of the year diminished, production from the
Tanami mine (40% attributable) increased by 18%
in the third quarter to 14,200 ounces.  However,
the need to rearrange mining schedules and
rebuild ore stockpiles pushed total cash costs up
to $298 (A$520) per ounce (12% higher than the
previous quarter).
Relatively high levels of exploration activity
were maintained during the quarter.  Drilling below
the current Sunrise Dam open pit continues to
intersect significant mineralisation.  Further drilling
at Coyote prospect in the Tanami region has given
good intercepts in several zones over a one-
kilometre strike length.

The gold market was quiet for much of the third
quarter, and the price drifted lower.  The average
spot price of $276 per ounce compares with the
average for the second quarter of $280 per ounce.
Support for the price from physical demand around
levels of $270 per ounce was evident again in the
quarter; the price closed the quarter at $274 per
ounce at the low end of its recent trading range.
Once again, there was significantly more
action in the currency markets, driven by the
strength of the US dollar.  The rand weakened
against the US currency for the third successive
quarter, for an average exchange rate of R7.00 to
the dollar for the period under review.  Since the
end of the quarter, further selling of the rand has
taken the currency to an historic low of R7.73 to
the dollar.  The Australian dollar also touched
historic lows against the US dollar during this
period.  For the moment, the cycle of US dollar
strength remains intact, although some
commentators have begun to speculate about the
unusual dominance of the dollar in world markets
today.  For gold production outside of the United
States, US dollar strength has meant a further
windfall in local gold prices.  In South Africa, the
average price for the quarter of R62,176 per
kilogram was up slightly on the second quarter, but
since the end of the third quarter, we have seen
historic record rand prices for gold of over R67,000
per kilogram.
The physical markets for gold remain largely
in balance.  Countries which support the
Washington Agreement have shown every sign of
adhering to that agreement, but countries and
institutions that are not signatories have felt free to
sell gold from their reserves.  The market has had
to absorb opportunistic sales of gold from a
number of official sellers outside of the
Washington Agreement during the past nine
months and total official sales of the metal for this
year look likely to be higher than in 1999.  To
balance this, physical demand has been good,
although uneven in some important markets.  It is
encouraging that gold producers appear to be
more aware of the need for the marketing of gold,
and it must be hoped that this awareness will
translate to more widespread support for gold
promotion by gold producers than has been the
case in the past.
The paper market for gold remains thin, with
limited interest; this has contributed to a narrow
price range for the metal.  This price range is likely
to prevail into the future until some major
dislocating event in other financial markets occurs
to move investor interest back to gold.  A setback
in equity markets, or in the value of the US dollar
could lead to more favourable interest in gold.
The lower spot price of gold and the limited
price range have made it necessary for the
company to increase further the levels of hedge
cover for new projects in Mali and Tanzania, and
for existing capital projects in South Africa.  This
cover is consistent with the company's policy of
actively managing revenue risk in the short to
medium term, and with the company's commitment
to paying appropriate returns to shareholders on
capital invested in the company.  Hedge cover
remains concentrated primarily in the two years
immediately ahead, with relatively low levels of
cover in place for the company in the period
thereafter.
GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 SEPTEMBER 2000
As at 30 September  2000, the group had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 7.19 available on 30  September  2000.
Kilograms
Forward price Forward price
Ounces
sold
rand per kg
US$ per oz
sold (000)
12 months ending
31 December 2000
47,119
R66,413
$286
1,515
2001
118,155
R73,008
$308
3,799
2002
98,271
R81,016
$326
3,159
2003
71,933
R85,359
$324
2,313
2004
43,597
R105,879
$330
1,402
January 2005  December 2010
136,660
R162,871
$364
4,394
Total
515,735
R102,245
$328
16,581
The marked to market value of all hedge transactions making up the hedge positions in the above table was R578.1 million ($80.4 million) as at 30 September 2000. The value was based on a gold price of $274.05 per ounce, exchange rates of R/$7.19 and $/A$ 0.5423 and the prevailing market interest rates and volatilities at the time.
As at 26 October 2000, the marked to market value of the hedge book was R667.1 million ($87.0 million)
based on a gold price of $267.10 per ounce and exchange rates of R/$7.67 and $/A$.5188 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 30 September 2000
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2000.

GOLD MARKET

Year
2000
2001
2002
2003
2004 2005-2009
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
25,678
54,102
39,987
39,822
26,015
92,486
278,091
$ per oz
$297
$315
$322
$327
$331
$409
$349
Put Options Purchased
Amount (kg)
8,398
4,510
3,110
4,977
1,866
22,861
$ per oz
$294
$363
$407
$362
$433
$349
*Delta (kg)
7,236
3,715
2,838
3,373
1,496
18,658
Put Options Sold
Amount (kg)
4,043
4,043
$ per oz
$282
$282
*Delta (kg)
2,606
2,606
Call Options Purchased
Amount (kg)
21,461
2,658
740
667
572
26,099
$ per oz
$325
$342
$340
$350
$360
$329
*Delta (kg)
221
337
209
243
240
1,250
Call Options Sold
Amount (kg)
31,436
8,731
11,885
10,463
3,303
3,938
69,755
$ per oz
$313
$357
$373
$372
$342
$347
$341
*Delta (kg)
4,693
1,276
2,278
3,029
1,682
2,352
15,310
RAND GOLD
Forward Contracts
Amount (kg)
1,374
38,208
37,898
13,706
10,311
23,391
124,888
Rand per kg
R152,241
R75,162
R79,618
R83,900
R89,066
R127,283
R89,231
Put Options Purchased
Amount (kg)
311
2,644
2,955
Rand per kg
R69,124
R71,668
R71,400
*Delta (kg)
234
1,472
1,706
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Sold
Amount (kg)
3,019
18,214
14,357
4,519
1,875
4,994
46,978
Rand per kg
R71,029
R78,116
R87,002
R93,765
R93,602
R113,695
R86,282
*Delta (kg)
277
4,102
4,210
1,720
1,223
3,241
14,773
A DOLLAR GOLD
Forward Contracts
Amount (kg)
9,443
15,994
12,597
10,731
3,110
36,391
88,266
A$ per oz
A$539
A$522
A$618
A$548
A$510
A$585
A$566
Call Options Purchased
Amount (kg)
2,644
4,121
6,687
778
36,391
50,621
A$ per oz
A$661
A$717
A$728
A$703
A$686
A$693
*Delta (kg)
196
377
1,329
205
21,201
23,308
Call Options Sold
Amount (kg)
2,488
2,488
A$ per oz
A$488
A$488
*Delta (kg)
1,207
1,207
RAND DOLLAR (000)

Forwrd Contracts
Amount ($)
166,476
75,000
20,000
261,476
ZAR per $
R6.73
R6.76
R6.48
R6.72
Put Options Purchased
Amount ($)
73,750
130,000
203,750
ZAR per $
R6.81
R7.15
R7.03
*Delta ($)
6,014
39,092
45,107
Put Options Sold
Amount ($)
35,000
30,000
65,000
ZAR per $
R6.78
R6.84
R6.81
*Delta ($)
4,385
4,093
8,478
Call Options Purchased
Amount ($)
2,530
10,470
5,450
18,450
ZAR per $
R5.90
R6.15
R6.48
R6.21
*Delta ($)
2,530
10,162
4,972
17,665
Call Options Sold
Amount ($)
90,500
160,170
33,450
8,000
292,120
ZAR per $
R7.02
R7.35
R7.06
R6.94
R7.20
*Delta ($)
68,032
91,215
25,617
7,016
191,880
A DOLLAR (000)
Forward Contracts
Amount ($)
103,278
16,663
119,941
$ per A$
A$.65
A$.67
A$.65
ANGLOGOLD HEDGE POSITION
AS AT 30 SEPTEMBER 2000

1. The results included herein for the quarter and nine months ended 30  September  2000, which are unaudited, have been prepared using accounting policies which are in accordance with the standards issued by the International Accounting Standards Committee and the South African Institute of Chartered
Accountants.  Where appropriate, comparative figures have been restated.
2. During the quarter, 2,800 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30  September  2000 to 107,017,487.
3. It was previously reported that AngloGold had entered into a non-binding heads of agreement for the acquisition of a 50% joint venture interest in the Geita project in Tanzania from Ashanti Goldfields
Company Limited (Ashanti).  On 26  June 2000 it was announced that the formal agreement had been signed with Ashanti.  The transaction, which is subject to regulatory and governmental approvals as well as Ashanti shareholders' and bank creditor ratifications, was to have been completed by
30 September  2000, but is now expected to be finalised by the end of November  2000.
4. Earnings per share have been calculated using the weighted average number of ordinary shares in issue.
The average number of ordinary shares in issue at 30  September  2000 was 106,860,638.
5. Orders placed and outstanding on capital contracts as at 30  September  2000 totalled R746.5 million
(30 June 2000: R836.6 million), equivalent to $103.2 million (30  June 2000: $126.9 million)  at the rate of exchange ruling on that date.  The figures for orders placed and outstanding on capital contracts published at 30 June 2000 have been restated, and are reflected as comparatives.
6. Dividend
Interim Dividend No. 88 of 750 South African cents per ordinary share was paid to registered shareholders on 22  September  2000.  A dividend was paid to holders of American Depositary Receipts
(ADR) on 11 October  2000 at a rate of  51.06 US cents per American Depositary Share (ADS). Each ADS represents one-half of an ordinary share.
AngloGold has learnt that certain shareholders received payment of Dividend No. 88 later than the payment dates as announced on 26 July 2000.  The dividend payment was later than anticipated as a result of delays in processing the transfer of funds.  AngloGold is in discussion with all parties involved to ensure an improved payment process in future.  The company regrets the inconvenience caused to shareholders who have experienced delayed payment of the dividend.
 By order of the Board
N F OPPENHEIMER
R M GODSELL
Chairman
Chief Executive Officer
26 October 2000

NOTES

anglogold

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

GROUP INCOME STATEMENT
GROUP OPERATING RESULTS
GROUP BALANCE SHEET
GROUP CASH FLOW STATEMENT
KEY OPERATING RESULTS
DETAILED OPERATING RESULTS

GROUP OPERATING RESULTS
Issued Capital:
107,017,487 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
2000
2000
2000
1999
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5,531

5,354

16,003

15,944

- waste
8

48

132

467

- total
5,539

5,402

16,135

16,411

Yield
- g/t
- reef
 7.79

 7.92

 7.95

 8.32

- waste
 0.50

 0.53

 0.62

 0.87

- average
 7.78

 7.85

 7.89

 8.11

Gold produced
- kg
- reef
43,073

42,394

127,267

132,625

- waste
4

26

82

408

- total
43,077

42,420

127,349

133,033

PRODUCTIVITY
g/employee
- target
213

207

208

222

- actual
199

192

192

212

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
12,111

13,482

37,949

41,203

Yield
- g/t
 0.31

 0.30

 0.31

 0.29

Gold produced
- kg
3,747

4,069

11,748

12,045

OPEN-PIT OPERATIONS
Tonnes mined
- 000
10,589

12,545

34,956

36,683

Stripping ratio
- t(mined-treated)
 /t treated
 0.81

 1.20

 1.02

 2.50

Tonnes treated
- 000
5,839

5,694

17,332

10,478

Yield
- g/t
 1.73

 1.66

 1.63

 1.66

Gold produced
- kg
10,100

9,468

28,293

17,409

TOTAL
Gold produced
- kg
56,924

55,957

167,390

162,487

Revenue - R/kg sold
- (excluding accelerated hedge)
67,072

65,741

65,527

61,294

- (including accelerated hedge)
67,460

66,192

65,901

61,489

Total cash costs
- R/kg produced
46,914

45,734

45,763

41,497

Total production costs
- R/kg produced
53,967

52,726

52,601

47,556

CAPITAL EXPENDITURE
 - mining direct
 426.0

 333.6

1 014.3

 801.0

 - other
 47.7

 25.6

 102.4

 83.9

 - recoupments
(35.8)

(3.6)

(45.8)

-

Net capital expenditure
 437.9

 355.6

1 070.9

 884.9

GROUP OPERATING RESULTS
Issued Capital:
107,017,487 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
2000
2000
2000
1999
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
6,097

5,902

17,640

17,574

- waste
9

53

145

514

- total
6,106

5,955

17,785

18,088

Yield
- oz/t
- reef
 0.227

 0.231

 0.232

 0.243

- waste
-

 0.019

 0.021

 0.025

- average
 0.227

 0.229

 0.230

 0.236

Gold produced
- oz 000
- reef
1,385

1,363

4,092

4,264

- waste
-

1

3

13

- total
1,385

1,364

4,095

4,277

PRODUCTIVITY
oz/employee
- target
 6.84

 6.66

 6.70

 7.13

- actual
 6.41

 6.16

 6.18

 6.81

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
13,350

14,862

41,833

45,419

Yield
- oz/t
 0.009

 0.009

 0.009

 0.009

Gold produced
- oz 000
120

131

377

387

OPEN-PIT OPERATIONS
Tons mined
- 000
11,672

13,829

38,532

40,435

Stripping ratio
- t(mined-treated)
 /t treated
 0.81

 1.20

 1.02

 2.50

Tons treated
- 000
6,437

6,277

19,106

11,550

Yield
- oz/t
 0.05

 0.05

 0.048

 0.048

Gold produced
- oz 000
325

304

910

560

TOTAL
Gold produced
- oz 000
1,830

1,799

5,382

5,224

Revenue - $/oz  sold
- (excluding accelerated hedge)
298

298

304

312

- (including accelerated hedge)
300

300

305

313

Total cash costs
- $/ounce produced
209

207

212

211

Total production costs
- $/ounce produced
240

239

244

242

Rand/US Dollar average exchange rate
 6.99

 6.87

 6.71

 6.10

CAPITAL EXPENDITURE
 - mining direct
60.9

48.6

149.8

131.3

 - other
6.8

3.7

15.1

13.7

 - recoupments
(5.1)

(0.5)

(6.6)

-

Net capital expenditure
62.6

51.8

158.3

145.0

GROUP INCOME STATEMENT
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
September
June
September
September
SA Rand million
2000
2000
2000
1999
Turnover
4,020.0

3,802.3

11,468.2

10,281.9

Gold revenue
3,903.7

3,734.5

11,206.7

10,131.6

Normal
3,881.6

3,709.4

11,144.0

10,099.8

Accelerated hedge
22.1

25.1

62.7

31.8

Cost of sales
3,089.8

2,913.6

8,823.3

7,742.4

Cash operating costs
2,654.2

2,558.1

7,630.2

6,713.1

Other cash costs
41.0

24.9

97.8

29.7

Total cash costs
2,695.2

2,583.0

7,728.0

6,742.8

Retrenchment costs
22.1

25.1

62.7

31.7

Rehabilitation and other non-cash costs
13.1

3.4

29.6

59.0

Production costs
2,730.4

2,611.5

7,820.3

6,833.5

Amortisation of mining assets
378.9

377.3

1,091.7

893.7

Total production costs
3,109.3

2,988.8

8,912.0

7,727.2

Inventory change
(19.5)

(75.2)

(88.7)

15.2

Operating profit
813.9

820.9

2,383.4

2,389.2

Corporate administration and other expenses
45.6

39.4

125.8

137.0

Exchange gain on transactions other than sales
1.3

6.4

5.4

8.7

Marketing development costs
25.9

25.5

71.7

67.7

Research and development
12.4

11.7

33.4

29.8

Exploration costs
74.3

54.1

199.6

176.8

Profit from operations
657.0

696.6

1,958.3

1,986.6

Interest paid
121.1

106.8

326.3

215.7

Unwinding of decommissioning obligation
0.8

(4.1)

1.5

13.5

Interest receivable
59.5

44.6

205.7

284.8

Growth in AngloGold Environmental Rehabilitation Trust
4.6

4.6

13.8

20.9

Income from associates
3.3

10.7

21.7

43.3

Dividends received
-

-

-

2.4

Profit on sale of assets
21.7

8.0

28.3

-

Profit on ordinary activities before taxation
624.2

661.8

1,900.0

2,108.8

Taxation
181.9

195.7

516.2

131.2

Normal taxation
123.4

155.0

428.0

560.0

Deferred taxation
- current
59.4

43.4

90.8

31.1

- rate change
(0.9)

(2.7)

(2.6)

(459.9)

Profit on ordinary activities after taxation
442.3

466.1

1,383.8

1,977.6

Profit on sale of associate
-

-

-

543.2

Amortisation of goodwill
32.4

33.5

96.3

380.9

Minority interest
16.0

8.4

40.4

17.7

Net profit
393.9

424.2

1,247.1

2,122.2

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit
393.9

424.2

1,247.1

2,122.2

Less: Profit on sale of associate
-

-

-

543.2

Add: Amortisation of goodwill
32.4

33.5

96.3

380.9

Headline earnings
426.3

457.7

1,343.4

1,959.9

Add : Deferred taxation rate change
(0.9)

(2.7)

(2.6)

(459.9)

Headline earnings before deferred taxation rate change
425.4

455.0

1,340.8

1,500.0

Earnings per ordinary share - cents
    - Net earnings
369

397

1,167

2,169

    - Headline
399

429

1,257

2,003

    - Headline before deferred taxation rate change
398

426

1,255

1,533

Dividends
    - Rm
802.6

880.8

    - cents per share
750
"The results have been prepared in accordance with International Accounting Standards."
900

GROUP INCOME STATEMENT
Quarter                Quarter        Nine months   Nine months
ended                   ended                  ended             ended
September                    June           September      September
US Dollar million 2000 2000 2000 1999
Turnover                                                                                                                       573.6
               553.6
               1,703.7
            1,684.6

Gold revenue                                                                                                               557.1
               543.8
               1,665.3
            1,659.9

Normal                                                                                                                          553.9
               540.1
               1,656.0
            1,654.7

Accelerated hedge                                                                                                            3.2
                   3.7
                    9.3
                   5.2

Cost of sales                                                                                                                442.0
               424.6
               1,313.2
            1,268.4

Cash operating costs                                                                                                     379.7
               372.8
               1,135.5
            1,099.7

Other cash costs                                                                                                                5.9
                   3.6
                   14.5
                 4.8

Total cash costs                                                                                                             385.6
               376.4
               1,150.0
            1,104.5

Retrenchment costs                                                                                                           3.2
                   3.7
                   9.3
                   5.2

Rehabilitation and other non-cash costs                                                                            1.9
                   0.5
                   4.5
                   9.8

Production costs                                                                                                            390.7
               380.6
               1,163.8
            1,119.5

Amortisation of mining assets                                                                                          54.2
                 54.9
                 162.4
               146.4

Total production costs                                                                                                   444.9
               435.5
               1,326.2
            1,265.9

Inventory change                                                                                                             (2.9)
                  (10.9)
                (13.0)
                2.5

Operating profit                                                                                                            115.1
               119.2
               352.1
               391.5

Corporate administration and other expenses                                                                   6.5
                   5.8
                   18.9
                 22.6

Exchange gain on transactions other than sales                                                                0.2
                   0.8
                   0.6
                   1.5

Marketing development costs                                                                                            3.7
                    3.7
                   10.6
                 11.1

Research and development                                                                                              1.8
                   1.7
                   5.0
                   4.9

Exploration costs                                                                                                             10.6
                 7.9
                   29.6
                 29.0

Profit from operations                                                                                                    92.7
                 100.9
               288.6
               325.4

Interest paid                                                                                                                    17.4
                       14.0
                 48.5
                 35.3

Unwinding of decommissioning obligation                                                                       0.1
                   (0.6)
                  0.3
                   2.1

Interest receivable                                                                                                            8.5
                   5.0
                   31.1
                 46.6

Growth in AngloGold Environmental Rehabilitation Trust                                                0.7
                   0.7
                   2.1
                   3.5

Income from associates                                                                                                    (0.8)
                  1.6
                   2.0
                   7.1

Dividends received                                                                                                              -
                   -
                   -
                   0.4

Profit on sale of assets                                                                                                       3.1
                   1.1
                   4.0
                   -

Profit on ordinary activities before taxation                                                                  86.7
                 95.9
                 279.0
               345.6

Taxation                                                                                                                         25.9
                 28.5
                 76.4
                 21.5

Normal taxation                                                                                                              17.5
                 22.6
                 63.8
                 91.7

Deferred taxation
- current                                                                       8.5
                   6.3
                   12.9
                 5.2

- rate change                                                              (0.1)
                  (0.4)
                  (0.3)
                  (75.4)

Profit on ordinary activities after taxation                                                                    60.8
                 67.4
                 202.6
               324.1

Profit on sale of associate                                                                                                    -
                   -
                   -
                   88.7

Amortisation of goodwil                                                                                                  l 4.6
                   4.9
                   14.3
                 61.8

Minority interest                                                                                                                2.3
                   1.2
                   6.0
                   2.9

Net profit                                                                                                                        53.9

61.3
                 182.3
               348.1

Headline earnings
The net profit has been adjusted by the following
to arrive at headline earnings:
Net profit                                                                                                                         53.9

61.3
                 182.3
               348.1

Less: Profit on sale of associate                                                                                           -
                   -
                   -
                   88.7

Add: Amortisation of goodwill                                                                                           4.6
                   4.9
                   14.3
                 61.8

Headline earnings                                                                                                           58.5
                 66.2
                 196.6
               321.2

Add : Deferred taxation rate change                                                                                (0.1)
                  (0.4)
                  (0.3)
                  (75.4)

Headline earnings before deferred taxation rate change                                                58.4
                 65.8
                 196.3
               245.8

Earnings per ordinary share - cents
    - Net earnings                                                                                                                 50

57
                    171
                  356

    - Headline                                                                                                                      55
                    62
                    184
                  328

    - Headline before deferred taxation rate change                                                           55
                    62
                    184
                  251

Dividends
    - $m                                                                                                                                                                                       118.1
               145.9

    - cents per share                                                                                                                                                                        110
                  149
"The results have been prepared in accordance with International Accounting Standards."

GROUP BALANCE SHEET
September
June
September
September
June
September
1999
2000
2000
2000
2000
1999
US Dollar million
SA Rand million
ASSETS
Non-current assets
2,457.3

2,562.1

2,607.0

Mining assets
18,861.6

17,409.7

14,762.0

138.0

276.6

274.8

Goodwill
1,988.2

1,879.7

829.0

13.2

12.4

18.1

Investments in associates
139.9

84.1

79.5

9.5

6.3

6.1

Other investments
44.1

42.8

56.8

40.2

41.6

39.7

AngloGold Environmental Rehabilitation Trust
287.5

282.9

241.5

59.4

46.9

48.9

Long-term loans - unsecured
353.8

318.4

357.0

2,717.6

2,945.9

2,994.6

21,675.1

20,017.6

16,325.8

Current assets
167.3

196.1

189.3

Inventories
1,369.9

1,332.7

1,005.1

191.3

235.0

224.3

Trade and other receivables
1,623.1

1,596.5

1,148.9

21.2

18.3

19.1

Current portion of loans advanced
137.9

124.0

127.1

470.8

310.6

159.5

Cash and cash equivalents
1,153.9

2,110.4

2,828.3

850.6

760.0

592.2

4,284.8

5,163.6

5,109.4

3,568.2

3,705.9

3,586.8

Total assets
25,959.9

25,181.2

21,435.2

EQUITY AND LIABILITIES
Capital and reserves
878.9

1,167.7

1,098.7

Share capital and premium
7,949.2

7,934.6

5,279.8

26.2

33.8

20.6

Non-distributable reserve
158.9

229.8

156.5

494.5

461.3

376.0

Retained earnings
2,720.4

3,134.3

2,970.8

1,399.6

1,662.8

1,495.3

Shareholders' equity
10,828.5

11,298.7

8,407.1

26.3

27.2

25.3

Minority interests
183.2

184.6

158.0

1,425.9

1,690.0

1,520.6

11,011.7

11,483.3

8,565.1

Non-current liabilities
704.5

649.8

749.7

Borrowings
5,424.3

4,415.4

4,232.5

15.8

17.8

16.7

Debentures
120.7

120.7

95.1

296.7

309.4

296.3

Provisions
2,143.6

2,102.6

1,782.1

667.6

632.2

601.3

Deferred taxation
4,350.2

4,295.8

4,010.5

1,684.6

1,609.2

1,664.0

12,038.8

10,934.5

10,120.2

Current liabilities
280.9

262.1

254.5

Trade and other payables
1,841.1

1,780.9

1,687.8

107.9

115.0

106.6

Current portion of borrowings
771.2

781.4

648.0

68.9

29.6

41.1

Taxation
297.1

201.1

414.1

457.7

406.7

402.2

2,909.4

2,763.4

2,749.9

3,568.2

3,705.9

3,586.8

Total equity and liabilities
25,959.9
"The results have been prepared in accordance with International Accounting Standards."
25,181.2

21,435.2

GROUP CASH FLOW STATEMENT
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
September
September
September
September
September
September
1999
2000
2000
2000
2000
1999
US Dollar million
SA Rand million
Cash flows from operating activities
461.3

362.0

111.4

Cash generated from operations
787.1

2,451.4

2,815.3

(35.3)

(48.5)

(17.4)

Interest paid
(121.1)

(326.3)

(215.7)

46.6

31.1

8.5

Interest received
59.5

205.7

284.8

3.5

2.1

0.7

Growth in AngloGold Environmental Rehabilitation Trust
4.6

13.8

20.9

5.8

3.4

1.7

Dividends received from associates
11.8

22.5

35.2

0.4

-

-

Dividends received
-

-

2.4

(272.5)

(300.1)

(116.3)

Dividends paid
(802.6)

(1,980.7)

(1,663.6)

(82.3)

(77.0)

(3.9)

Mining and normal taxation paid
(27.4)

(516.8)

(502.3)

127.5

(27.0)

(15.3)

Net cash (outflow) / inflow from operating activities
(88.1)

(130.4)

777.0

Cash flows from investing activities
(145.0)

(164.9)

(67.7)

Capital expenditure
(473.7)

(1,116.7)

(884.9)

-

6.6

5.1

Recoupments from sale of assets
35.8

45.8

-

(1.3)

(8.2)

(7.9)

Investments acquired
(55.1)

(55.1)

(7.9)

(471.9)

(131.2)

(131.2)

Acquisition of subsidiaries
(893.2)

(893.2)

(2,870.5)

215.7

1.2

-

Proceeds from sale of investments
-

7.9

1,316.5

-

(2.8)

(2.2)

Loans advanced
(15.4)

(19.1)

-

15.5

9.3

-

Repayment of loans advanced
0.2

62.6

94.6

(387.0)

(290.0)

(203.9)

Net cash outflow from investing activities
(1,401.4)

(1,967.8)

(2,352.2)

Cash flows from financing activities
2.4

1.6

0.1

Proceeds from issue of share capital
0.6

10.6

14.6

(0.4)

(2.7)

-

Share issue expenses
(0.2)

(18.0)

(2.5)

515.1

97.3

93.3

Proceeds from borrowings
652.7

652.8

3,144.5

(46.0)

(75.6)

(29.5)

Repayment of borrowings
(206.3)

(507.7)

(281.1)

471.1

20.6

63.9

Net cash inflow from financing activities
446.8

137.7

2,875.5

211.6

(296.4)

(155.3)

Net (decrease) / increase in cash and cash equivalents
(1,042.7)

(1,960.5)

1,300.3

5.6

(36.6)

4.2

Translation adjustment
86.2

83.4

36.2

253.6

492.5

310.6

Opening cash and cash equivalents
2,110.4

3,031.0

1,491.8

470.8

159.5

159.5

Closing cash and cash equivalents
1,153.9

1,153.9

2,828.3

Note to the Cash Flow Statement
Cash generated from operations
345.6

279.0

86.7

Profit on ordinary activities before taxation
624.2

1,900.0

2,108.8

Adjusted for:
9.8

4.5

1.9

Non-cash movements
13.1

29.6

59.0

146.4

162.4

54.2

Amortisation of mining assets
378.9

1,091.7

893.7

35.3

48.5

17.4

Interest paid
121.1

326.3

215.7

2.1

0.3

0.1

Unwinding of decommissioning obligation
0.8

1.5

13.5

(46.6)

(31.1)

(8.5)

Interest receivable
(59.5)

(205.7)

(284.8)

(3.5)

(2.1)

(0.7)

Growth in AngloGold Environmental Rehabilitation Trust
(4.6)

(13.8)

(20.9)

(7.1)

(2.0)

0.8

Income from associates
(3.3)

(21.7)

(43.3)

(0.4)

-

-

Dividends received
-

-

(2.4)

-

(4.0)

(3.1)

Profit on sale of assets
(21.7)

(28.3)

-

(20.3)

(93.5)

(37.4)

Movement in working capital
(261.9)

(628.2)

(124.0)

461.3

362.0

111.4

787.1

2,451.4

2,815.3

The following analyses the movement in working capital:
11.3

(29.9)

(21.3)

(Increase) decrease in inventories
(149.1)

(200.9)

68.9

(7.4)

(36.1)

(20.9)

Increase in trade and other receivables
(146.4)

(242.5)

(45.0)

(24.2)

(27.5)

4.8

Decrease (increase) in trade and other payables
33.6

(184.8)

(147.9)

(20.3)

(93.5)

(37.4)

(261.9)
"The results have been prepared in accordance with International Accounting Standards."
(628.2)

(124.0)

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
12.71

12.25

12.09

8,280

7,646

22,375

Kopanang Mine
6.46

6.99

6.89

3,463

3,893

11,175

Tau Lekoa Mine
4.77

4.75

4.74

2,579

2,398

7,193

Surface Operations
0.52

0.50

0.54

559

691

1,925

ERGO
Ergo
0.24

0.23

0.24

2,435

2,580

7,521

FREE STATE
Bambanani Mine
7.03

7.07

6.98

3,506

3,388

10,533

Tshepong Mine
7.55

8.10

7.61

2,735

2,614

7,693

Matjhabeng Mine
7.00

7.37

7.28

2,809

3,030

9,004

Surface Operations
0.88

0.85

0.93

588

706

1,942

Joel Mine
4.47

4.91

4.93

1,704

1,626

5,106

WEST WITS
TauTona Mine
11.54

11.20

11.21

4,956

4,778

13,871

Savuka Mine
8.42

7.99

8.21

2,133

2,046

6,200

Mponeng Mine
7.74

7.10

8.37

3,043

3,003

9,967

Elandsrand Mine
5.84

6.37

6.45

2,545

2,848

8,415

Deelkraal Mine
6.57

6.66

6.86

1,412

1,302

4,146

Surface Operations
1.35

0.61

0.85

165

92

360

AFRICAN REGION
Navachab
1.91

1.80

1.77

637

548

1,728

Sadiola - Attributable 38%
3.78

3.82

3.71

1,963

1,931

5,542

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
0.81

0.84

0.76

2,035

1,968

5,698

Jerritt Canyon J.V. - Attributable 70%
11.94

12.90

13.26

1,631

1,773

5,244

SOUTH AMERICAN REGION
Morro Velho
6.63

6.33

6.61

1,567

1,445

4,464

Serra Grande - Attributable 50%
8.45

8.03

8.25

776

752

2,275

Cerro Vanguardia - Attributable 46.25%
11.56

11.74

11.61

985

1,079

3,115

AUSTRALASIAN REGION
Sunrise Dam
4.31

3.26

3.69

1,999

1,523

4,974

Boddington - Attributable 33.33%
0.88

0.80

0.83

576

611

1,815

Tanami - Attributable 40%
2.95

2.40

2.65

441

374

1,124

Union Reefs
1.42

1.28

1.30

1,042

911

2,763

Brocks Creek
1.02

1.24

1.27

359

402

1,220

KEY OPERATING RESULTS
PER REGION
Quarter                     Quarter       Nine months                       Quarter                Quarter       Nine months
ended                       ended                 ended                         ended                  ended                 ended
   September                        June           September                   September                    June          September
2000                         2000                    2000                            2000                     2000                   2000
SA Rand / Metric                                                                                Total cash costs - R/kg                                                  Total production costs - R/kg
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine                                                                 30,157                       32,208                 32,304                        32,210                   33,997                34,400

Kopanang Mine                                                                       53,339                       45,962                 48,106                        57,180                  48,964                 51,569

Tau Lekoa Mine                                                                      47,375                       48,467                 48,285                        53,306                   50,896                54,361

Surface Operations                                                                 42,906
               38,228
               40,292
               42,906
               38,234
               40,292

ERGO
Ergo                                                                                      56,382
               49,866
               52,571
               64,842
               58,124
               60,987

FREE STATE
Bambanani Mine                                                                      62,546
               59,019
               58,636
               65,968
               63,609
               62,699

Tshepong Mine                                                                       51,074
               47,785
               49,540
               58,423
               55,560
               57,314

Matjhabeng Mine                                                                     66,710
               59,754
               61,159
               73,010
               65,682
               65,957

Surface Operations                                                                 42,180
               45,141
               51,770
               42,706
               46,336
               52,780

Joel Mine                                                                               59,431
               63,828
               59,933
               68,055
               73,669
               68,237

WEST WITS
TauTona Mine                                                                         38,314
               36,927
               38,541
               41,079
               38,663
               41,158

Savuka Mine                                                                          55,736
               55,836
               55,578
               59,299
               59,591
               58,998

Mponeng Mine                                                                        56,191
               53,603
               49,592
               63,058
               61,740
               56,013

Elandsrand Mine                                                                     70,496
               59,171
               60,688
               76,823
               67,133
               66,879

Deelkraal Mine                                                                        63,252
               69,078
               64,949
               77,701
               78,007
               74,765

Surface Operations                                                                 43,509
               63,395
               50,609
               43,509
               64,474
               51,301

AFRICAN REGION
Navachab                                                                              40,122
               46,083
               43,181
               45,011
               52,829
               48,540

Sadiola - Attributable 38%                                                         24,232
               23,631
               24,134
               35,672
               34,991
               35,705

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.                                                       40,969
               42,729
               41,431
               61,421
               69,207
               61,792

Jerritt Canyon J.V. - Attributable 70%                                        50,473
               43,895
               43,730
               74,246
               68,111
               63,839

SOUTH AMERICAN REGION
Morro Velho                                                                             30,763
               28,719
               28,656
               42,946
               40,112
               39,953

Serra Grande - Attributable 50%                                                 24,244
               24,573
               23,375
               35,947
               38,179
               35,901

Cerro Vanguardia - Attributable 46.25%                                       33,937
               28,449
               29,939
               48,621
               46,966
               47,308

AUSTRALASIAN REGION
Sunrise Dam                                                                            33,686
               47,516
               38,967
               46,091
               62,280
               51,806

Boddington - Attributable 33.33%                                                 47,349
               49,978
               47,241
               50,335
               52,965
               50,444

Tanami - Attributable 40%                                                          66,966
               58,437
               63,539
               75,076
               60,392
               68,626

Union Reefs                                                                            69,953
               58,382
               63,690
               78,199
               66,166
               71,734

Brocks Creek                                                                           37,290
               42,199
               44,398
               37,302
               48,190
       52,282

KEY OPERATING RESULTS
PER REGION
Quarter                   Quarter       Nine months                       Quarter                Quarter   Nine months
ended                    ended                  ended                         ended                  ended             ended
September                      June            September                  September                    June       September
2000                       2000                     2000                           2000                     2000                2000
SA Rand / Metric                                                                           Productivity per employee - g                                               Operating profit - Rm
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine                                                                         295
                    267
                    263
                    269.7
                 254.1
                  687.0

Kopanang Mine                                                                               149
                    167
                    160
                    26.6
                   69.9
                   149.7

Tau Lekoa Mine                                                                              207
                    191
                    191
                    30.3
                   38.3
                   76.8

Surface Operations                                                                         384
                    411
                    400
                    13.4
                   17.7
                   47.0

ERGO
Ergo                                                                                                 -                            -                        -                                2.7
                     15.5
                   24.4

FREE STATE
Bambanani Mine                                                                             154
                    147
                    152
                    (7.0)
                    3.7
                     15.5

Tshepong Mine                                                                               195
                    184
                    179
                    14.2
                   23.4
                   51.1

Matjhabeng Mine                                                                            124
                    121
                    122
                    (15.0)
                  5.4
                     1.8

Surface Operations                                                                        228
                    269
                    247
                    22.6
                   25.6
                   60.8

Joel Mine                                                                                      126
                    121
                    124
                    4.9
                     (15.3)
                  (10.2)

WEST WITS
TauTona Mine                                                                                270
                    254
                    247
                123.8
                 126.8
                 329.3

Savuka Mine                                                                                 173
                    162
                    164
                  14.8
                   13.2
                   38.5

Mponeng Mine                                                                               184
                    183
                    201
                    9.2
                     9.9
                     84.6

Elandsrand Mine                                                                            142
                    157
                    155
                    (27.4)
                  (5.1)
                    (16.8)

Deelkraal Mine                                                                              130
                    121
                    127
                    (16.6)
                  (16.4)
                  (40.5)

Surface Operations                                                                           -
                         -
                         -
                         6.8
                     1.1
                     9.5

AFRICAN REGION
Navachab                                                                                    609
                    506
                    542
                    13.1
                   8.0
                     28.6

Sadiola - Attributable 38%                                                            2,062
                 2,088
                 1,980
                  63.5
                   62.9
                   167.1

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.                                                          2,547
                 2,432
                 2,332
                 31.8
                   10.8
                   70.1

Jerritt Canyon J.V. - Attributable 70%                                           1,775
                 1,990
                 1,726
                 2.7
                     5.7
                     34.3

SOUTH AMERICAN REGION
Morro Velho                                                                                  415
                    386
                    400
                    53.9
                   38.2
                   136.2

Serra Grande - Attributable 50%                                                      990
                    966
                    980
                    28.5
                   24.6
                   76.9

Cerro Vanguardia - Attributable 46.25%                                         1,771
                 2,134
                 1,890
                 21.5
                   22.5
                   72.2

AUSTRALASIAN REGION
Sunrise Dam                                                                              2,876
                 2,106
                 2,328
                 61.5
                   35.1
                   136.2

Boddington - Attributable 33.33%                                                   1,605
                 1,706
                 1,727
                 12.3
                   8.5
                     31.3

Tanami - Attributable 40%                                                             1,480
                 1,327
                 1,294
                 0.9
                     4.5
                     6.0

Union Reefs                                                                               1,366
                 1,342
                 1,280
                 7.2
                     6.4
                     12.5

Brocks Creek                                                                              2,563
                 2,337
                 2,082
                 4.8
                     7.5
                     19.7

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
 0.371

 0.357

 0.353

 266

 246

 719

Kopanang Mine
 0.188

 0.204

 0.201

 111

 125

 359

Tau Lekoa Mine
 0.139

 0.139

 0.138

 83

 77

 231

Surface Operations
 0.015

 0.015

 0.016

 18

 22

 62

ERGO
Ergo
 0.007

 0.007

 0.007

 78

 83

 242

FREE STATE
Bambanani Mine
 0.205

 0.206

 0.204

 113

 109

 339

Tshepong Mine
 0.220

 0.236

 0.222

 88

 84

 247

Matjhabeng Mine
 0.204

 0.215

 0.212

 90

 97

 289

Surface Operations
 0.026

 0.025

 0.027

 19

 23

 62

Joel Mine
 0.130

 0.143

 0.144

 55

 52

 164

WEST WITS
TauTona Mine
 0.337

 0.327

 0.327

 159

 154

 446

Savuka Mine
 0.246

 0.233

 0.239

 69

 66

 199

Mponeng Mine
 0.226

 0.207

 0.244

 98

 97

 320

Elandsrand Mine
 0.170

 0.186

 0.189

 82

 92

 271

Deelkraal Mine
 0.192

 0.194

 0.200

 45

 42

 133

Surface Operations
 0.039

 0.018

 0.025

 5

 3

 12

AFRICAN REGION
Navachab
 0.056

 0.052

 0.052

 20

 18

 56

Sadiola - Attributable 38%
 0.110

 0.111

 0.108

 63

 62

 178

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
 0.024

 0.025

 0.022

 65

 63

 183

Jerritt Canyon J.V. - Attributable 70%
 0.348

 0.376

 0.387

 52

 57

 169

SOUTH AMERICAN REGION
Morro Velho
 0.193

 0.184

 0.193

 50

 46

 144

Serra Grande - Attributable 50%
 0.247

 0.234

 0.241

 25

 24

 73

Cerro Vanguardia - Attributable 46.25%
 0.337

 0.342

 0.339

 32

 35

 100

AUSTRALASIAN REGION
Sunrise Dam
 0.126

 0.095

 0.108

 64

 49

 160

Boddington - Attributable 33.33%
 0.026

 0.023

 0.024

 19

 20

 58

Tanami - Attributable 40%
 0.086

 0.070

 0.077

 14

 12

 36

Union Reefs
 0.041

 0.037

 0.038

 34

 29

 89

Brocks Creek
 0.030

 0.036

 0.037

 12

 13

 39

KEY OPERATING RESULTS
PER REGION
Quarter                 Quarter        Nine months                      Quarter               Quarter      Nine months
ended                   ended                  ended                        ended                 ended                ended
September                    June            September                  September                  June          September
2000                     2000                    2000                            2000                   2000                   2000
US Dollar / Imperial                                                                          Total cash costs - $/oz                                                 Total production costs - $/oz
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine                                                                        134
                   146
                   150
                   143
                   154
                   159

Kopanang Mine                                                                              237
                   208
                   222
                   254
                   222
                   239

Tau Lekoa Mine                                                                             211
                   219
                   223
                   238
                   231
                   252

Surface Operations                                                                        191
                   174
                   187
                   191
                   174
                   187

ERGO
Ergo                                                                                             250
                   226
                   244
                   287
                   263
                   282

FREE STATE
Bambanani Mine                                                                            279
                   267
                   271
                   294
                   288
                   290

Tshepong Mine                                                                              227
                   216
                   229
                   259
                   252
                   265

Matjhabeng Mine                                                                            297
                   271
                   283
                   324
                   298
                   305

Surface Operations                                                                        188
                   204
                   240
                   190
                   210
                   245

Joel Mine                                                                                      265
                   289
                   278
                   303
                   334
                   316

WEST WITS
TauTona Mine                                                                                171
                   167
                   178
                   183
                   175
                   190

Savuka Mine                                                                                 248
                   253
                   257
                   262
                   270
                   272

Mponeng Mine                                                                               249
                   243
                   229
                   280
                   280
                   259

Elandsrand Mine                                                                            313
                   268
                   280
                   341
                   304
                   309

Deelkraal Mine                                                                               282
                   313
                   302
                   346
                   353
                   347

Surface Operations                                                                        193
                   287
                   235
                   193
                   292
                   238

AFRICAN REGION
Navachab                                                                                    178
                   208
                   200
                   200
                   239
                   224

Sadiola - Attributable 38%                                                               108
                   107
                   112
                   159
                   181
                   166

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.                                                             182
                   193
                   191
                   273
                   313
                   284

Jerritt Canyon J.V. - Attributable 70%                                              224
                   199
                   202
                   330
                   308
                   294

SOUTH AMERICAN REGION
Morro Velho                                                                                  137
                   130
                   132
                   191
                   182
                   184

Serra Grande - Attributable 50%                                                      108
                   111
                   108
                   160
                   173
                   166

Cerro Vanguardia - Attributable 46.25%                                            151
                   129
                   138
                   216
                   213
                   219

AUSTRALASIAN REGION
Sunrise Dam                                                                                149
                   215
                   179
                   205
                   282
                   239

Boddington - Attributable 33.33%                                                    211
                   226
                   219
                   224
                   240
                   234

Tanami - Attributable 40%                                                              298
                   265
                   293
                   334
                   273
                   316

Union Reefs                                                                                310
                   264
                   293
                   347
                   299
                   331

Brocks Creek                                                                               166
                   192
                   208
                   166
                   220
                   247

KEY OPERATING RESULTS
PER REGION
Quarter                 Quarter      Nine months                         Quarter                 Quarter   Nine months
ended                   ended                ended                           ended                   ended             ended
September                    June          September                    September                     June       September
2000                     2000                   2000                             2000                      2000                2000
US Dollar / Imperial                                                                     Productivity per employee - oz                                                 Operating profit - $m
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine                                                                       9.47
                  8.59
                  8.45
                  38.5
                  37.0
                  101.3

Kopanang Mine                                                                             4.80
                  5.38
                  5.13
                  3.7
                    10.2
                  22.3

Tau Lekoa Mine                                                                            6.65
                  6.16
                  6.15
                  4.2
                    5.6
                    11.1

Surface Operations                                                                     12.34
                13.20
                12.84
                1.9
                    2.7
                    7.1

ERGO
Ergo                                                                                                -                           -                        -                                0.4
                    2.3
                    3.7

FREE STATE
Bambanani Mine                                                                           4.96
                  4.71
                  4.88
                  (1.1)
                   0.6
                    2.3

Tshepong Mine                                                                             6.26
                  5.90
                  5.77
                  2.1
                    3.4
                    7.5

Matjhabeng Mine                                                                           4.00
                  3.90
                  3.91
                  (2.1)
                   0.9
                    0.6

Surface Operations                                                                       7.32
                  8.65
                  7.94
                  3.2
                    3.7
                    8.9

Joel Mine                                                                                     4.05
                  3.90
                  4.00
                  0.6
                    (2.3)
                   (1.6)

WEST WITS
TauTona Mine                                                                               8.67
                  8.17
                  7.95
                  17.7
                  18.4
                  48.5

Savuka Mine                                                                                5.56
                  5.21
                  5.28
                  2.2
                    1.8
                    5.7

Mponeng Mine                                                                              5.92
                  5.88
                  6.46
                  1.3
                    1.4
                    13.2

Elandsrand Mine                                                                           4.58
                  5.06
                  4.99
                  (3.9)
                   (0.7)
                   (2.3)

Deelkraal Mine                                                                             4.18
                  3.89
                  4.08
                  (2.4)
                   (2.5)
                   (6.1)

Surface Operations                                                                          -
                        -
                        -
                        0.9
                    0.2
                    1.3

AFRICAN REGION
Navachab                                                                                 19.57
                16.27
                17.42
                1.9
                    1.0
                    4.4

Sadiola - Attributable 38%                                                            66.31
                67.13
                63.66
                9.1
                    9.2
                    24.6

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.                                                          81.89
                78.21
                74.99
                4.4
                    1.5
                    10.2

Jerritt Canyon J.V. - Attributable 70%                                           57.06
                63.98
                55.49
                0.2
                    0.9
                    5.0

SOUTH AMERICAN REGION
Morro Velho                                                                               13.35
                12.41
                12.85
                7.8
                    5.8
                    20.4

Serra Grande - Attributable 50%                                                   31.83
                31.06
                31.51
                4.1
                    3.5
                    11.4

Cerro Vanguardia - Attributable 46.25%                                         56.95
                68.60
                60.75
                3.0
                    4.2
                    11.7

AUSTRALASIAN REGION
Sunrise Dam                                                                             92.45
                67.72
                74.84
                8.7
                    5.0
                    20.2

Boddington - Attributable 33.33%                                                 51.59
                54.86
                55.53
                1.7
                    1.1
                    4.6

Tanami - Attributable 40%                                                           47.57
                42.65
                41.59
                0.1
                    0.6
                    0.8

Union Reefs                                                                             43.91
                43.14
                41.16
                1.0
                    1.0
                    1.8

Brocks Creek                                                                           82.40
                75.15
                66.95
                0.7
                    1.0
                    2.9

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2000
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
5,218

560

100.50

34.17

3,434

1.52

152.96

"C" reef
23

-

-

-

-

-

-

Kopanang Mine
Vaal reef
9,110

1,834

11.10

157.21

1,745

5.09

56.46

"C" reef
137

24

8.00

729.38

5,835

17.50

140.02

Tau Lekoa Mine
Ventersdorp Contact reef
4,272

492

103.90

10.77

1,119

0.16

16.31

Moab Khotsong Mine
Vaal reef
2,012

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
3,421

300

97.50

12.22

1,191

-

-

Tshepong Mine
Basal reef
5,402

540

19.30

100.31

1,936

2.13

41.08

"B" reef
146

100

182.20

0.70

127

0.02

4.36

Matjhabeng Mine
Basal reef
709

-

-

-

-

-

-

Taung South Shaft
Beatrix VS 5 Composite reef
1,822

435

86.30

7.54

651

-

-

Taung North Shaft
Beatrix VS 5 Composite reef
512

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
72

-

-

-

-

-

-

Carbon Leader reef
4,062

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
331

28

72.50

14.01

1,016

0.02

1.55

Carbon Leader reef
703

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
5,729

702

72.90

19.44

1,417

-

-

Elandsrand
Ventersdorp Contact reef
5,490

716

47.20

17.14

809

-

-

Deelkraal
Ventersdorp Contact reef
324

234

137.40

10.75

1,477

-

-

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2000
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
17,119

1,837

39.57

1.00

3.29

3.04

10.02

"C" reef
75

-

-

-

-

-

-

Kopanang Mine
Vaal reef
29,888

6,017

4.37

4.59

1.67

10.18

3.71

"C" reef
449

79

3.15

21.27

5.58

35.00

9.19

Tau Lekoa Mine
Ventersdorp Contact reef
14,016

1,614

40.91

0.31

1.07

0.32

1.09

Moab Khotsong Mine
Vaal reef
6,601

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
11,224

984

38.39

0.36

1.14

-

-

Tshepong Mine
Basal reef
17,723

1,772

7.60

2.93

1.85

4.26

2.70

"B" reef
479

328

71.73

0.02

0.12

0.04

0.24

Matjhabeng Mine
Basal reef
2,326

-

-

-

-

-

-

Taung South Shaft
Beatrix VS 5 Composite reef
5,978

1,427

33.98

0.22

0.62

-

-

Taung North Shaft
Beatrix VS 5 Composite reef
1,680

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
236

-

-

-

-

-

-

Carbon Leader reef
13,327

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
1,086

92

28.54

0.41

0.97

0.04

0.10

Carbon Leader reef
2,306

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
18,796

2,303

28.70

0.57

1.36

-

-

Elandsrand
Ventersdorp Contact reef
18,012

2,349

18.58

0.50

0.77

-

-

Deelkraal
Ventersdorp Contact reef
1,063

768

54.09

0.31

1.41

-

-

(plus footwall bands)

SHAFT SINKING
Quarter
Quarter
Nine months
ended
ended
ended
September
June
September
2000
2000
2000
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
48

-

48

Depth to date (below collar)
2,460

2,412

2,460

Rock / ventilation sub-vertical shaft
Advance
-

-

-

Depth to date
939

939

939

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Advance
76

42

156

Depth to date (below collar)
1,449

1,373

1,449

MPONENG MINE
Sub Shaft 1
Advance
-

-

-

Depth to date
1,208

1,208

1,208

SHAFT SINKING
  Quarter                       Quarter                 Nine months
ended                         ended                           ended
   September                          June                   September
2000                            2000                            2000
Statistics are shown in imperial units feet
MOAB KHOTSONG MINE
Main shaft
Advance                                                                                        157
                                                                          -
                                                     157

Depth to date (below collar)                                                           8,071
                                                  7,913
                                                 8,071

Rock / ventilation sub-vertical shaft
Advance                                                                                                                                                                                                  -
                                                    -
                                    -

Depth to date 3,081
                3,081
                3,081

Station cutting -
                        -
                        -

JOEL MINE
Taung North Shaft
Advance 249
                   138
                   512

Depth to date (bellow collar) 4,754
                4,505
                4,754

MPONENG MINE
Sub Shaft 1
Advance -
                        -
                        -

Depth to date 3,963
                3,963
                3,963

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m
2
/
- ft
2
- 000
114

109

321

1,229

1,179

3,454

Milled - 000
- tonnes
/
- tons
- reef
651

624

1,851

718

688

2,041

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
651

624

1,851

718

688

2,041

Yield
- g/t
/
- oz/t
- reef
12.71

12.25

12.09

0.371

0.357

0.353

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
12.71

12.25

12.09

0.371

0.357

0.353

Gold produced
- kg
/
- oz 000
- reef
8,280

7,646

22,375

266

246

719

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
8,280

7,646

22,375

266

246

719

Revenue
- R/kg
/
- $/oz
- sold
65,544

64,265

64,295

292

291

296

Total cash costs
- R
/
- $
- ton milled
383

394

390

50

52

53

- R/kg
/
- $/oz
- produced
30,157

32,208

32,304

134

146

150

PRODUCTIVITY
per employee
- g
/
- oz
- target
 270

 271

 275

8.98

8.97

9.04

- actual
 295

 267

 263

9.47

8.59

8.45

per employee
- m
2
/
- ft
2
- target
 4.17

 3.95

 4.03

46.37

43.89

44.41

- actual
 4.06

 3.83

 3.77

43.71

41.18

40.59

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
542.2

490.7

1,436.5

77.5

71.5

212.9

Accelerated hedge revenue
0.5

0.7

2.1

0.1

0.1

0.3

Total gold revenue
542.7

491.4

1,438.6

77.6

71.6

213.2

Cost of sales
273.0

237.3

751.6

39.1

34.6

111.9

Cash operating costs
248.3

245.0

718.9

35.5

35.7

107.0

Other cash costs
1.4

1.2

3.9

0.2

0.2

0.6

Total cash costs
249.7

246.2

722.8

35.7

35.9

107.6

Retrenchment costs
0.5

0.7

2.1

0.1

0.1

0.3

Rehabilitation and other non-cash costs
-

(0.4)

-

-

(0.1)

-

Production costs
250.2

246.5

724.9

35.8

35.9

107.9

Amortisation of mining assets
16.5

13.5

44.8

2.4

2.0

6.7

Inventory change
6.3

(22.7)

(18.1)

0.9

(3.3)

(2.7)

Operating profit
269.7

254.1

687.0

38.5

37.0

101.3

Capital expenditure
- mining direct
(0.5)

6.3

6.5

(0.1)

0.9

0.9

- other
1.9

0.2

2.5

0.3

-

0.4

- recoupments
0.1

-

0.1

-

-

-

Net capital expenditure
1.5

6.5

9.1

0.2

0.9

1.3

SOUTH AFRICAN REGION
VAAL RIVER
                  Quarter                 Quarter        Nine months             Quarter            Quarter            Nine months
                  ended                   ended                  ended               ended              ended                   ended
                  September                    June            September        September                June             September
                 2000                     2000                    2000                  2000                  2000                      2000
KOPANANG MINE Rand / Metric Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000                                                  114
                    112
                    334
                    1,228
                 1,209
                                  3,600

Milled - 000 - tonnes / - tons - reef                                                                         536
                    557
                    1,622
                 591
                    614
                    1,788

- waste                                                  -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                  -
                     -
                     -
                     -
                     -
                     -

 - total                                                536
                    557
                    1,622
                 591
                    614
                    1,788

Yield - g/t / - oz/t - reef                                                                                        6.46
                   6.99
                   6.89
                   0.188
                 0.204
                 0.201

- waste                                                  -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                 -
                     -
                     -
                     -
                     -
                     -

 - average                                        6.46
                   6.99
                   6.89
                   0.188
                 0.204
                 0.201

Gold produced - kg / - oz 000 - reef                                                                    3,463
                 3,893
                 11,175
               111
                    125
                    359

- waste                                                 -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                 -
                     -
                     -
                     -
                     -
                     -

 - total                                             3,463
                 3,893
                 11,175
               111
                    125
                    359

Revenue - R/kg / - $/oz - sold                                                                           65,612
               64,138
               64,150
               291
                    291
                    297

Total cash costs - R / - $ - ton milled                                                                     344
                    321
                    331
                    45
                      42
                      45

- R/kg / - $/oz - produced                                                    53,339
               45,962
               48,106
               237
                    208
                    222

PRODUCTIVITY
per employee - g / - oz - target                                                                              178
                    161
                    167
                   5.73
                   5.19
                   5.37

- actual                                              149
                    167
                    160
                   4.8
                     5.38
                   5.13

per employee - m
2
/ - ft
2
- target                                             4.90
                   4.66
                   4.66
                  52.75
                 50.13
                 50.2

- actual                                             4.92
                   4.83
                   4.77
                  52.91
                 51.95
                 51.38

FINANCIAL RESULTS ( MILLION)
Gold normal revenue                                                                                        226.9
                 249.3
                 715.2
                 32.4
                   36.3
                   106.5

Accelerated hedge revenue                                                                                  0.3
                     0.4
                     1.7
                     -
                     0.1
                     0.3

Total gold revenue                                                                                           227.2
                 249.7
                 716.9
                 32.4
                   36.4
                   106.8

Cost of sales                                                                                                  200.6
                 179.8
                 567.2
                 28.7
                   26.2
                   84.5

Cash operating costs                                                                                       183.7
                 178.0
                 534.7
                 26.3
                   25.9
                   79.6

Other cash costs                                                                                               1.0
                     1.0
                     2.9
                     0.1
                     0.1
                     0.3

Total cash costs                                                                                             184.7
                 179.0
                 537.6
                 26.4
                   26.0
                   79.9

Retrenchment costs                                                                                           0.3
                     0.4
                     1.7
                     -
                     0.1
                     0.3

Rehabilitation and other non-cash costs                                                                    -
                     (0.3)
                    -
                     -
                     -
                     -

Production costs                                                                                             185.0
                 179.1
                 539.3
                 26.4
                   26.1
                   80.2

Amortisation of mining assets                                                                            13.0
                   11.5
                   37.0
                   1.9
                     1.7
                     5.6

Inventory change                                                                                              2.6
                     (10.8)
                  (9.1)
                    0.4
                     (1.6)
                    (1.3)

Operating profit                                                                                               26.6
                   69.9
                   149.7
                 3.7
                     10.2
                   22.3

Capital expenditure
- mining direct                                   6.0
                     6.3
                     16.6
                   0.9
                     0.9
                     2.5

- other                                             1.3
                     -
                     1.3
                     0.2
                     -
                     0.2

- recoupments                                      -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                       7.3
                     6.3
                     17.9
                   1.1
                     0.9
                     2.7

SOUTH AFRICAN REGION
VAAL RIVER
                  Quarter                 Quarter        Nine months             Quarter            Quarter            Nine months
                  ended                   ended                  ended               ended              ended                   ended
                  September                    June            September        September                June             September
                 2000                     2000                    2000                  2000                  2000                      2000
TAU LEKOA MINE Rand / Metric Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000                                                  108
                    94
                      178
                    1,166
                 1,007
                 3,087

Milled - 000 - tonnes / - tons - reef                                                                         541
                    505
                    978
                    597
                    556
                    1,674

- waste                                                  -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                 -
                     -
                     -
                     -
                     -
                     -

 - total                                               541
                    505
                    978
                    597
                    556
                    1,674

Yield - g/t / - oz/t - reef                                                                                       4.77
                   4.75
                   4.74
                   0.139
                 0.139
                 0.138

- waste                                                 -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                -
                     -
                     -
                     -
                     -
                     -

 - average                                        4.77
                   4.75
                   4.74
                   0.139
                 0.139
                 0.138

Gold produced - kg / - oz 000 - reef                                                                    2,579
                 2,398
                 7,193
                 83
                      77
                      231

- waste                                                  -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                 -
                     -
                     -
                     -
                     -
                     -

 - total                                            2,579
                 2,398
                 7,193
                 83
                      77
                      231

Revenue - R/kg / - $/oz - sold                                                                          65,828
               64,054
               64,301
               292
                    290
                    296

Total cash costs - R / - $ - ton milled                                                                    226
                    230
                    229
                    29
                      30
                      31

- R/kg / - $/oz - produced                                                   47,375
               48,467
               48,285
               211
                    219
                    223

PRODUCTIVITY
per employee - g / - oz - target                                                                            191
                    181
                    182
                   6.14
                   5.81
                   5.87

- actual                                            207
                    191
                    191
                   6.65
                   6.16
                   6.15

per employee - m
2
/ - ft
2
- target                                            7.53
                   7.08
                   7.18
                  81.01
                 76.24
                 77.24

- actual                                           8.68
                   7.47
                   7.63
                  93.46
                 80.38
                 82.1

FINANCIAL RESULTS ( MILLION)
Gold normal revenue                                                                                       169.2
                 153.3
                 461.2
                 24.1
                   22.3
                   68.3

Accelerated hedge revenue                                                                                 0.6
                     0.3
                     1.3
                     0.1
                     -
                     0.2

Total gold revenue                                                                                          169.8
                 153.6
                 462.5
                 24.2
                   22.3
                   68.5

Cost of sales                                                                                                 139.5
                 115.3
                 385.7
                 20.0
                   16.7
                   57.4

Cash operating costs                                                                                      121.5
                 115.5
                 345.1
                 17.4
                   16.8
                   51.3

Other cash costs                                                                                               0.7
                     0.7
                     2.2
                     0.1
                     0.1
                     0.3

Total cash costs                                                                                            122.2
                 116.2
                 347.3
                 17.5
                   16.9
                   51.6

Retrenchment costs                                                                                          0.6
                     0.3
                     1.3
                     0.1
                     -
                     0.2

Rehabilitation and other non-cash costs                                                                   -
                     (0.2)
                    -
                     -
                     -
                     -

Production costs                                                                                            122.8
                 116.3
                 348.6
                 17.6
                   16.9
                   51.8

Amortisation of mining assets                                                                           14.7
                   5.8
                     42.4
                   2.1
                     0.8
                     6.4

Inventory change                                                                                              2.0
                     (6.8)
                    (5.3)
                    0.3
                     (1.0)
                    (0.8)

Operating profit                                                                                               30.3
                   38.3
                   76.8
                   4.2
                     5.6
                     11.1

Capital expenditure
- mining direct                                   3.3
                     5.2
                     9.0
                     0.5
                     0.7
                     1.3

- other                                              0.9
                     -
                     0.9
                     0.1
                     -
                     0.1

- recoupments                                       -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                       4.2
                     5.2
                     9.9
                     0.6
                     0.7
                     1.4

SOUTH AFRICAN REGION
VAAL RIVER
                  Quarter                 Quarter        Nine months             Quarter            Quarter            Nine months
                  ended                   ended                  ended               ended              ended                   ended
                  September                    June            September        September                June             September
                 2000                     2000                    2000                  2000                  2000                      2000
SURFACE OPERATIONS Rand / Metric Dollar / Imperial                                                        Rand / Metric                                                    Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000                                                      -
                     -
                     -
                     -
                     -
                     -

Milled - 000 - tonnes / - tons - reef                                                                          -
                     -
                     -
                     -
                     -
                     -

- waste                                                   -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                           1,076
                 1,383
                 3,592
                 1,186
                 1,525
                 3,960

 - total                                             1,076
                 1,383
                 3,592
                 1,186
                 1,525
                 3,960

Yield - g/t / - oz/t - reef                                                                                         -
                     -
                     -
                     -
                     -
                     -

- waste                                                   -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                            0.52
                   0.50
                   0.54
                   0.015
                 0.015
                 0.016

 - average                                        0.52
                   0.50
                   0.54
                   0.015
                 0.015
                 0.016

Gold produced - kg / - oz 000 - reef                                                                       -
                     -
                     -
                     -
                     -
                     -

- waste                                                  -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                            559
                    691
                    1,925
                 18
                      22
                      62

 - total                                              559
                    691
                    1,925
                 18
                      22
                      62

Revenue - R/kg / - $/oz - sold                                                                     65,514
               63,880
               63,900
               290
                    291
                    297

Total cash costs - R / - $ - ton milled                                                                  22
                      19
                      21
                      3
                        3
                        3

- R/kg / - $/oz - produced                                                 42,906
               38,228
               40,292
               191
                    174
                    187

PRODUCTIVITY
per employee - g / - oz - target                                                                         425
                    417
                    416
                   13.65
                 13.4
                   13.39

- actual                                            384
                    411
                    400
                   12.34
                 13.2
                   12.84

per employee - m
2
/ - ft
2
- target                                                -
                         -
                         -
                         -
                         -
                         -

- actual                                                -
                         -
                         -
                         -
                         -
                         -

FINANCIAL RESULTS ( MILLION)
Gold normal revenue                                                                                     36.6
                   44.1
                   123.0
                 5.2
                     6.5
                     18.4

Accelerated hedge revenue                                                                                   -
                     -
                     -
                     -
                     -
                     -

Total gold revenue                                                                                         36.6
                   44.1
                   123.0
                 5.2
                     6.5
                     18.4

Cost of sales                                                                                                23.2
                   26.4
                   76.0
                   3.3
                     3.8
                     11.3

Cash operating costs                                                                                     23.1
                   26.3
                   75.8
                   3.3
                     3.8
                     11.3

Other cash costs                                                                                            0.1
                     0.1
                     0.2
                     -
                     -
                     -

Total cash costs                                                                                            23.2
                   26.4
                   76.0
                   3.3
                     3.8
                     11.3

Retrenchment costs                                                                                           -
                     -
                     -
                     -
                     -
                     -

Rehabilitation and other non-cash costs                                                                -
                     -
                     -
                     -
                     -
                     -

Production costs                                                                                           23.2
                   26.4
                   76.0
                   3.3
                     3.8
                     11.3

Amortisation of mining assets                                                                             -
                     -
                     -
                     -
                     -
                     -

Inventory change                                                                                              -
                     -
                     -
                     -
                     -
                     -

Operating profit 13.4
                   17.7
                   47.0
                   1.9
                     2.7
                     7.1

Capital expenditure
Moab Khotsong
- mining direct                                 84.1
                   70.1
                   221.0
                 12.0
                   10.2
                   32.8

- other                                                -
                     -
                     -
                     -
                     -
                     -

- recoupments                                     -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                 84.1
                   70.1
                   221.0
                 12.0
                   10.2
                   32.8

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes
/
- tons
- 000
10,247

11,118

31,836

11,295

12,255

35,093

Yield
- g/t
/
- oz/t
0.24

0.23

0.24

0.007

0.007

0.007

Gold produced
- kg
/
- oz 000
2,435

2,580

7,521

78

83

242

Revenue
- R/kg
/
- $/oz
- sold
65,704

63,928

64,019

291

290

297

Total cash costs
- R
/
- $
- ton treated
13

12

12

2

2

2

- R/kg
/
- $/oz
- produced
56,382

49,866

52,571

250

226

244

FINANCIAL RESULTS (MILLION)
Gold normal revenue
159.8

164.7

481.1

22.8

24.1

71.7

Accelerated hedge revenue
0.2

0.2

0.4

-

-

-

Total gold revenue
160.0

164.9

481.5

22.8

24.1

71.7

Cost of sales
157.3

149.4

457.1

22.4

21.8

68.0

Cash operating costs
136.7

128.6

393.6

19.5

18.8

58.6

Other cash costs
0.6

-

1.8

0.1

-

0.3

Total cash costs
137.3

128.6

395.4

19.6

18.8

58.9

Retrenchment costs
0.2

0.2

0.4

-

-

-

Rehabilitation and other non-cash costs
1.6

1.4

5.2

0.2

0.2

0.8

Production costs
139.1

130.2

401.0

19.8

19.0

59.7

Amortisation of mining assets
18.8

19.8

57.7

2.7

2.9

8.6

Inventory change
(0.6)

(0.6)

(1.6)

(0.1)

(0.1)

(0.3)

Operating profit
2.7

15.5

24.4

0.4

2.3

3.7

Capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
BAMBANANI MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m
2
/
- ft
2
- 000
83

88

259

895

947

2,785

Milled - 000
- tonnes
/
- tons
- reef
498

479

1,509

549

528

1,664

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
498

479

1,509

549

528

1,664

Yield
- g/t
/
- oz/t
- reef
7.03

7.07

6.98

0.205

0.206

0.204

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.03

7.07

6.98

0.205

0.206

0.204

Gold produced
- kg
/
- oz 000
- reef
3,506

3,388

10,533

113

109

339

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,506

3,388

10,533

113

109

339

Revenue
- R/kg
/
- $/oz
- sold
65,997

64,960

64,845

293

294

300

Total cash costs
- R
/
- $
- ton milled
440

417

409

57

55

55

- R/kg
/
- $/oz
- produced
62,546

59,019

58,636

279

267

271

PRODUCTIVITY
per employee
- g
/
- oz
- target
181

176

178

5.81

5.65

5.71

- actual
154

147

152

4.96

4.71

4.88

per employee
- m
2
/
- ft
2
- target
3.78

3.60

3.68

40.67

38.73

39.65

- actual
3.66

3.81

3.73

39.37

40.97

40.15

FINANCIAL RESULTS (MILLION)
Gold normal revenue
229.8

217.3

675.3

32.8

31.7

100.5

Accelerated hedge revenue
1.6

2.8

7.7

0.2

0.4

1.1

Total gold revenue
231.4

220.1

683.0

33.0

32.1

101.6

Cost of sales
238.4

216.4

667.5

34.1

31.5

99.3

Cash operating costs
218.2

208.7

624.1

31.2

30.4

92.8

Other cash costs
1.1

(8.8)

(6.5)

0.2

(1.3)

(0.9)

Total cash costs
219.3

199.9

617.6

31.4

29.1

91.9

Retrenchment costs
1.6

2.8

7.7

0.2

0.4

1.1

Rehabilitation and other non-cash costs
-

(0.9)

(0.3)

-

(0.1)

-

Production costs
220.9

201.8

625.0

31.6

29.4

93.0

Amortisation of mining assets
10.4

13.7

35.4

1.5

2.0

5.3

Inventory change
7.1

0.9

7.1

1.0

0.1

1.0

Operating profit
(7.0)

3.7

15.5

(1.1)

0.6

2.3

Capital expenditure
- mining direct
1.1

1.8

4.6

0.2

0.3

0.8

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
1.1

1.8

4.6

0.2

0.3

0.8

SOUTH AFRICAN REGION
FREE STATE
                 Quarter                 Quarter        Nine months             Quarter            Quarter            Nine months
                  ended                   ended                  ended               ended              ended                   ended
                  September                    June            September        September                June             September
                   2000                     2000                    2000                  2000                  2000                      2000
TSHEPONG MINE                                                                                                                          Rand / Metric                                            Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000                                                    97
                      101
                    284
                    1,049
                 1,084
                 3,055

Milled - 000 - tonnes / - tons - reef                                                                          363
                    323
                    1,011
                 400
                    356
                    1,115

- waste                                                    -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                    -
                     -
                     -
                     -
                     -
                     -

 - total                                                  363
                    323
                    1,011
                 400
                    356
                    1,115

Yield - g/t / - oz/t - reef 7.55
                   8.10
                   7.61
                   0.220
                 0.236
                 0.222

- waste                                                     -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                    -
                     -
                     -
                     -
                     -
                     -

 - average                                            7.55
                   8.10
                   7.61
                   0.220
                 0.236
                 0.222

Gold produced - kg / - oz 000 - reef 2,735
                 2,614
                 7,693
                 88
                      84
                      247

- waste                                                     -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                    -
                     -
                     -
                     -
                     -
                     -

 - total                                               2,735
                  2,614
                 7,693
                 88
                      84
                      247

Revenue - R/kg / - $/oz - sold                                                                             65,625
                64,751
               64,697
               292
                    293
                    298

Total cash costs - R / - $ - ton milled                                                                       385
                    387
                    377
                    50
                      51
                      51

- R/kg / - $/oz - produced                                                      51,074
                47,785
               49,540
               227
                    216
                    229

PRODUCTIVITY
per employee - g / - oz - target 169
                    165
                    165
                    5.42
                   5.29
                   5.31

- actual                                                 195
                    184
                    179
                    6.26
                   5.90
                   5.77

per employee - m
2
/ - ft
2
- target                                                 5.96
                   5.90
                   5.89
                   64.10
                 63.46
                 63.41

- actual                                                6.94
                   7.08
                   6.62
                   74.69
                 76.16
                 71.23

FINANCIAL RESULTS (MILLION)
Gold normal revenue                                                                                             178.7
                 167.5
                 493.2
                 25.6
                   24.4
                   73.2

Accelerated hedge revenue                                                                                       0.8
                     1.7
                     4.5
                     0.1
                     0.2
                     0.6

Total gold revenue                                                                                                179.5
                 169.2
                 497.7
                 25.7
                   24.6
                   73.8

Cost of sales                                                                                                       165.3
                 145.8
                 446.6
                 23.6
                   21.2
                   66.3

Cash operating costs                                                                                            139.2
                 125.8
                 379.7
                 19.9
                   18.3
                   56.4

Other cash costs                                                                                                     0.5
                     (0.9)
                    1.4
                     0.1
                     (0.1)
                    0.3

Total cash costs                                                                                                  139.7
                 124.9
                 381.1
                 20.0
                   18.2
                   56.7

Retrenchment costs                                                                                                0.8
                     1.7
                     4.5
                     0.1
                     0.2
                     0.6

Rehabilitation and other non-cash costs                                                                         -
                     (1.1)
                    0.1
                     -
                     (0.2)
                    -

Production costs                                                                                                  140.5
                 125.5
                 385.7
                 20.1
                   18.2
                   57.3

Amortisation of mining assets                                                                                 19.3
                   19.6
                   55.2
                   2.7
                     2.9
                     8.2

Inventory change                                                                                                    5.5
                     0.7
                     5.7
                     0.8
                     0.1
                     0.8

Operating profit                                                                                                     14.2
                   23.4
                   51.1
                   2.1
                     3.4
                     7.5

Capital expenditure
- mining direct                                        0.4
                     -
                     0.4
                     0.1
                     -
                     0.1

- other                                                      -
                     -
                     -
                     -
                     -
                     -

- recoupments                                           -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                           0.4
                     -
                     0.4
                     0.1
                     -
                     0.1

SOUTH AFRICAN REGION
FREE STATE
                 Quarter                 Quarter        Nine months             Quarter            Quarter            Nine months
                  ended                   ended                  ended               ended              ended                   ended
                  September                    June            September        September                June             September
                 2000                     2000                    2000                  2000                  2000                      2000
MATJHABENG MINE                                                                                                                 Rand / Metric                                                Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000                                                    77
                      77
                      238
                    831
                    834
                    2,557

Milled - 000 - tonnes / - tons - reef                                                                         401
                    411
                    1,238
                 442
                    453
                    1,364

- waste                                                   -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                  -
                     -
                     -
                     -
                     -
                     -

 - total                                                401
                    411
                    1,238
                 442
                    453
                    1,364

Yield - g/t / - oz/t - reef 7.00
                   7.37
                   7.28
                   0.204
                 0.215
                 0.212

- waste                                                   -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                  -
                     -
                     -
                     -
                     -
                     -

 - average                                         7.00
                   7.37
                   7.28
                   0.204
                 0.215
                 0.212

Gold produced - kg / - oz 000 - reef 2,809
                 3,030
                 9,004
                 90
                      97
                      289

- waste                                                  -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                 -
                     -
                     -
                     -
                     -
                     -

 - total                                             2,809
                 3,030
                 9,004
                 90
                      97
                      289

Revenue - R/kg / - $/oz - sold                                                                          69,700
               67,723
               66,779
               310
                    307
                    310

Total cash costs - R / - $ - ton milled                                                                     467
                    441
                    445
                    61
                      58
                      60

- R/kg / - $/oz - produced                                                    66,710
               59,754
               61,159
               297
                    271
                    283

PRODUCTIVITY
per employee - g / - oz - target 155
                    145
                    147
                    5.10
                   4.78
                   4.83

- actual                                             124
                    121
                    122
                    4.00
                   3.90
                   3.91

per employee - m
2
/ - ft
2
- target                                             3.85
                   3.70
                   3.71
                   42.43
                 40.75
                 40.88

- actual                                             3.42
                   3.10
                   3.21
                   36.80
                 33.37
                 34.51

FINANCIAL RESULTS (MILLION)
Gold normal revenue                                                                                        183.9
                 193.7
                 576.0
                 26.3
                   28.2
                   85.9

Accelerated hedge revenue                                                                                 11.9
                   11.5
                   25.3
                   1.7
                     1.7
                     3.7

Total gold revenue                                                                                           195.8
                 205.2
                 601.3
                 28.0
                   29.9
                   89.6

Cost of sales                                                                                                  210.8
                 199.8
                 599.5
                 30.1
                   29.0
                   89.0

Cash operating costs                                                                                       186.2
                 180.0
                 547.1
                 26.6
                   26.2
                   81.4

Other cash costs                                                                                                1.2
                     1.1
                     3.6
                     0.2
                     0.1
                     0.5

Total cash costs                                                                                             187.4
                 181.1
                 550.7
                 26.8
                   26.3
                   81.9

Retrenchment costs                                                                                         11.9
                   11.5
                   25.3
                   1.7
                     1.7
                     3.7

Rehabilitation and other non-cash costs                                                                    -
                     (0.5)
                    (0.3)
                    -
                     (0.1)
                    (0.1)

Production costs                                                                                            199.3
                 192.1
                 575.7
                 28.5
                   27.9
                   85.5

Amortisation of mining assets                                                                             5.8
                     7.0
                     18.2
                   0.8
                     1.0
                     2.7

Inventory change                                                                                              5.7
                     0.7
                     5.6
                     0.8
                     0.1
                     0.8

Operating profit                                                                                              (15.0)
                  5.4
                     1.8
                     (2.1)
                    0.9
                     0.6

Capital expenditure
- mining direct                                      -
                     -
                     -
                     -
                     -
                     -

- other                                                 -
                     -
                     -
                     -
                     -
                     -

- recoupments                                      -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                          -
                     -
                     -
                     -
                     -
                     -

SOUTH AFRICAN REGION
FREE STATE
                 Quarter                 Quarter        Nine months             Quarter            Quarter            Nine months
                  ended                   ended                  ended               ended              ended                   ended
                  September                    June            September        September                June             September
                 2000                     2000                    2000                  2000                  2000                      2000
SURFACE OPERATIONS                                                                                                            Rand / Metric                                                        Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000                                                      -
                     -
                     -
                     -
                     -
                     -

Milled - 000 - tonnes / - tons - reef -
                     -
                     -
                     -
                     -
                     -

- waste                                                   -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                               666
                    830
                    2,098
                 734
                    915
                    2,312

 - total                                                 666
                    830
                    2,098
                 734
                    915
                    2,312

Yield - g/t / - oz/t - reef -
                     -
                     -
                     -
                     -
                     -

- waste                                                    -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                              0.88
                   0.85
                   0.93
                   0.026
                 0.025
                 0.027

 - average                                          0.88
                   0.85
                   0.93
                   0.026
                 0.025
                 0.027

Gold produced - kg / - oz 000 - reef -
                     -
                     -
                     -
                     -
                     -

- waste                                                   -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                              588
                    706
                    1,942
                 19
                      23
                      62

 - total                                                588
                    706
                    1,942
                 19
                      23
                      62

Revenue - R/kg / - $/oz - sold                                                                          65,777
               63,953
               64,100
               291
                    290
                    296

Total cash costs - R / - $ - ton milled                                                                      24
                      23
                      30
                      3
                        3
                        4

- R/kg / - $/oz - produced                                                    42,180
               45,141
               51,770
               188
                    204
                    240

PRODUCTIVITY
per employee - g / - oz - target 303
                    326
                    339
                    9.76
                   10.49
                 10.91

- actual                                             228
                    269
                    247
                    7.32
                   8.65
                   7.94

per employee - m
2
/ - ft
2
- target                                                 -
                     -
                     -
                     -
                     -
                     -

- actual                                                -
                     -
                     -
                     -
                     -
                     -

FINANCIAL RESULTS (MILLION)
Gold normal revenue                                                                                        38.7
                   45.1
                   124.4
                 5.5
                     6.6
                     18.5

Accelerated hedge revenue                                                                                    -
                     0.1
                     0.1
                     -
                     -
                     -

Total gold revenue                                                                                          38.7
                   45.2
                   124.5
                 5.5
                     6.6
                     18.5

Cost of sales                                                                                                 16.1
                   19.6
                   63.7
                   2.3
                     2.9
                     9.6

Cash operating costs                                                                                      15.9
                   19.1
                   62.4
                   2.3
                     2.8
                     9.4

Other cash costs                                                                                                -
                     -
                     -
                     -
                     -
                     -

Total cash costs                                                                                            15.9
                   19.1
                   62.4
                   2.3
                     2.8
                     9.4

Retrenchment costs                                                                                            -
                     0.1
                     0.1
                     -
                     -
                     -

Rehabilitation and other non-cash costs                                                                 -
                     -
                     -
                     -
                     -
                     -

Production costs                                                                                            15.9
                   19.2
                   62.5
                   2.3
                     2.8
                     9.4

Amortisation of mining assets                                                                           0.2
                     0.4
                     1.2
                     -
                     0.1
                     0.2

Inventory change                                                                                                -
                     -
                     -
                     -
                     -
                     -

Operating profit                                                                                             22.6
                   25.6
                   60.8
                   3.2
                     3.7
                     8.9

Capital expenditure
- mining direct                                   -
                     -
                     -
                     -
                     -
                     -

- other                                             -
                     -
                     -
                     -
                     -
                     -

- recoupments                                  -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure -
                     -
                     -
                     -
                     -
                     -

SOUTH AFRICAN REGION
FREE STATE
Quarter              Quarter Nine months                     Quarter              Quarter Nine months
ended                ended           ended                       ended                ended          ended
September                  June    September                September                  June    September
2000                   2000             2000                          2000                  2000             2000
JOEL MINE Rand / Metric Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined             - m
2
/ - ft
2
- 000                                                              82
                      74
                      215
                    887
                    800
                    2,311

Milled - 000             - tonnes   /  - tons          - reef 381
                    308
                    944
                    420
                    340
                    1,040

- waste                                                             -
                     24
                      92
                      -
                     25
                      100

- surface and
  dump reclamation                                             -
                     -
                     -
                     -
                     -
                     -

- total                                                           381
                    332
                    1,036
                 420
                    365
                    1,141

Yield                     - g/t        / - oz/t              - reef 4.47
                   5.22
                   5.34
                   0.130
                 0.152
                 0.156

- waste                                                              -
                     0.70
                   0.71
                   -
                     0.020
                 0.021

- surface and
  dump reclamation                                             -
                     -
                     -
                     -
                     -
                     -

 - average                                                     4.47
                   4.91
                   4.93
                   0.130
                 0.143
                 0.144

Gold produced        - kg        / - oz 000          - reef                                                         1,704
                 1,610
                 5,040
                 55
                      52
                      162

- waste                                                              -
                     16
                      66
                      -
                     1
                        2

- surface and
  dump reclamation                                             -
                     -
                     -
                     -
                     -
                     -

 - total                                                         1,704
                 1,626
                 5,106
                 55
                      52
                      164

Revenue               - R/kg     / - $/oz              - sold                                                        66,061
               65,433
               64,888
               292
                    296
                    300

Total cash costs     - R         / - $                  - ton milled                                                     266
                    313
                    295
                    35
                      41
                      40

- R/kg     / - $/oz              - produced                                                 59,431
               63,828
               59,933
               265
                    289
                    278

PRODUCTIVITY
per employee         - g           / - oz              - target                                                           160
                    155
                    152
                    5.13
                   4.97
                   4.90

- actual                                                          126
                    121
                    124
                    4.05
                   3.90
                   4.00

per employee         - m
2
/ - ft
2
- target                                                          6.03
                   5.88
                   5.75
                   64.95
                 63.29
                 61.90

- actual                                                          6.09
                   5.55
                   5.23
                   65.59
                 59.74
                 56.30

FINANCIAL RESULTS (MILLION)
Gold normal revenue                                                                                                      111.6
                 104.4
                 327.0
                 15.9
                   15.2
                   48.7

Accelerated hedge revenue                                                                                                1.0
                     2.0
                     4.3
                     0.1
                     0.3
                     0.6

Total gold revenue                                                                                                         112.6
                 106.4
                 331.3
                 16.0
                   15.5
                   49.3

Cost of sales                                                                                                                107.7
                 121.7
                 341.5
                 15.4
                   17.8
                   50.9

Cash operating costs                                                                                                     100.7
                 103.0
                 303.8
                 14.4
                   15.0
                   45.3

Other cash costs                                                                                                              0.6
                     0.8
                     2.2
                     0.1
                     0.1
                     0.3

Total cash costs                                                                                                            101.3
                 103.8
                 306.0
                 14.5
                   15.1
                   45.6

Retrenchment costs                                                                                                          1.0
                     2.0
                     4.3
                     0.1
                     0.3
                     0.6

Rehabilitation and other non-cash costs                                                                                   -
                     (0.2)
                    (0.1)
                    -
                     -
                     -

Production costs                                                                                                            102.3
                 105.6
                 310.2
                 14.6
                   15.4
                   46.2

Amortisation of mining assets                                                                                           13.7
                   14.2
                   38.2
                   2.0
                     2.1
                     5.7

Inventory change                                                                                                            (8.3)
                    1.9
                     (6.9)
                    (1.2)
                    0.3
                     (1.0)

Operating profit                                                                                                                4.9
                     (15.3)
                  (10.2)
                  0.6
                     (2.3)
                    (1.6)

Capital expenditure
- mining direct                                                59.5
                   26.2
                   112.5
                 8.4
                     3.8
                     16.4

- other                                                               -
                     -
                     0.5
                     -
                     -
                     0.1

- recoupments                                                    -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                                   59.5
                   26.2
                   113.0
                 8.4
                     3.8
                     16.5

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m
2
/
- ft
2
- 000
77

73

214

828

787

2,303

Milled - 000
- tonnes
/
- tons
- reef
429

427

1,238

473

470

1,364

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
429

427

1,238

473

470

1,364

Yield
- g/t
/
- oz/t
- reef
11.54

11.20

11.21

0.337

0.327

0.327

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
11.54

11.20

11.21

0.337

0.327

0.327

Gold produced
- kg
/
- oz 000
- reef
4,956

4,778

13,871

159

154

446

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
4,956

4,778

13,871

159

154

446

Revenue
- R/kg
/
- $/oz
- sold
65,794

64,347

64,422

292

292

297

Total cash costs
- R
/
- $
- ton milled
442

414

432

57

55

58

- R/kg
/
- $/oz
- produced
38,314

36,927

38,541

171

167

178

PRODUCTIVITY
per employee
- g
/
- oz
- target
289

281

278

9.28

9.04

8.94

- actual
270

254

247

8.67

8.17

7.95

per employee
- m
2
/
- ft
2
- target
4.52

4.41

4.34

48.67

47.51

46.73

- actual
4.18

3.89

3.82

45.02

41.88

41.08

FINANCIAL RESULTS (MILLION)
Gold normal revenue
324.4

306.5

890.1

46.4

44.6

132.0

Accelerated hedge revenue
1.7

1.0

3.5

0.2

0.1

0.4

Total gold revenue
326.1

307.5

893.6

46.6

44.7

132.4

Cost of sales
202.3

180.7

564.3

28.9

26.3

83.9

Cash operating costs
188.5

175.1

530.7

27.0

25.5

79.0

Other cash costs
1.4

1.3

3.9

0.2

0.2

0.6

Total cash costs
189.9

176.4

534.6

27.2

25.7

79.6

Retrenchment costs
1.7

1.0

3.5

0.2

0.1

0.4

Rehabilitation and other non-cash costs
-

(0.1)

-

-

-

-

Production costs
191.6

177.3

538.1

27.4

25.8

80.0

Amortisation of mining assets
12.0

7.5

32.8

1.7

1.1

4.9

Inventory change
(1.3)

(4.1)

(6.6)

(0.2)

(0.6)

(1.0)

Operating profit
123.8

126.8

329.3

17.7

18.4

48.5

Capital expenditure
- mining direct
11.6

4.6

18.0

1.7

0.7

2.7

- other
0.3

0.1

0.4

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
11.9

4.7

18.4

1.7

0.7

2.7

SOUTH AFRICAN REGION
WEST WITS
Quarter              Quarter  Nine months                    Quarter              Quarter Nine months
ended                ended            ended                      ended                ended          ended
September                 June      September               September                 June    September
2000                   2000              2000                         2000                  2000             2000
SAVUKA MINE Rand / Metric Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined             - m
2
/ - ft
2
- 000                                                              54
                      50
                      154
                    578
                    534
                    1,657

Milled - 000             - tonnes    / - tons          - reef                                                            253
                    256
                    755
                    279
                    282
                    833

- waste                                                             -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                            -
                     -
                     -
                     -
                     -
                     -

- total                                                           253
                    256
                    755
                    279
                    282
                    833

Yield                     - g/t          / - oz/t           - reef                                                           8.42
                   7.99
                   8.21
                   0.246
                 0.233
                 0.239

- waste                                                             -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                            -
                     -
                     -
                     -
                     -
                     -

- average                                                    8.42
                   7.99
                   8.21
                   0.246
                 0.233
                 0.239

Gold produced        - kg           / - oz 000       - reef                                                        2,133
                 2,046
                 6,200
                 69
                      66
                      199

- waste                                                            -
                     -
                     -
                     -
                     -
                     -

- surface and
  dump reclamation                                            -
                     -
                     -
                     -
                     -
                     -

- total                                                        2,133
                 2,046
                 6,200
                 69
                      66
                      199

Revenue                - R/kg       / - $/oz          - sold                                                       66,002
               65,233
               64,788
               293
                    295
                    299

Total cash costs      - R           / - $              - ton milled                                                    469
                    446
                    456
                    61
                      59
                      62

- R/kg       / - $/oz          - produced                                                55,736
               55,836
               55,578
               248
                    253
                    257

PRODUCTIVITY
per employee         - g             / - oz            - target                                                         175
                    173
                    171
                    5.63
                   5.56
                   5.48

- actual                                                        173
                    162
                    164
                    5.56
                   5.21
                   5.28

per employee         - m
2
/ - ft
2
- target                                                       4.84
                   4.82
                   4.71
                   52.13
                 51.84
                 50.67

- actual                                                       4.35
                   3.93
                   4.07
                   46.87
                 42.27
                 43.86

FINANCIAL RESULTS (MILLION)
Gold normal revenue                                                                                                   139.8
                 131.5
                 398.0
                 20.0
                   19.1
                   59.1

Accelerated hedge revenue                                                                                             1.0
                    2.0
                    3.7
                    0.1
                    0.3
                    0.5

Total gold revenue                                                                                                      140.8
                 133.5
                 401.7
                 20.1
                   19.4
                   59.6

Cost of sales                                                                                                             126.0
                 120.3
                 363.2
                 17.9
                   17.6
                   53.9

Cash operating costs                                                                                                  118.4
                 113.9
                 343.1
                 16.9
                   16.6
                   51.0

Other cash costs                                                                                                           0.5
                     0.3
                     1.5
                     0.1
                     0.1
                     0.3

Total cash costs                                                                                                         118.9
                 114.2
                 344.6
                 17.0
                   16.7
                   51.3

Retrenchment costs                                                                                                       1.0
                     2.0
                     3.7
                     0.1
                     0.3
                     0.5

Rehabilitation and other non-cash costs                                                                                -
                     -
                     -
                     -
                     -
                     -

Production costs                                                                                                         119.9
                 116.2
                 348.3
                 17.1
                   17.0
                   51.8

Amortisation of mining assets                                                                                          6.6
                     5.7
                     17.5
                   0.9
                     0.8
                     2.5

Inventory change                                                                                                          (0.5)
                    (1.6)
                    (2.6)
                    (0.1)
                    (0.2)
                    (0.4)

Operating profit                                                                                                            14.8
                   13.2
                   38.5
                   2.2
                     1.8
                     5.7

Capital expenditure
- mining direct                                               1.8
                     0.8
                     4.1
                     0.3
                     0.1
                     0.6

- other                                                          0.1
                     -
                     0.1
                     -
                     -
                     -

- recoupments                                                  -
                     -
                     -
                     -
                     -
                     -

Net capital expenditure                                                                                                   1.9
                     0.8
                     4.2
                     0.3
                     0.1
                     0.6

SOUTH AFRICAN REGION
WEST WITS
Quarter               Quarter Nine months                     Quarter                 Quarter Nine months
ended                 ended           ended                       ended                   ended         ended
September                   June    September                 September                    June    September
2000                    2000             2000                          2000                     2000             2000
MPONENG MINE Rand / Metric Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined - m
2
/ - ft
2
- 000
68
                      67
                      194
                    730
                    720
              2,092
Milled - 000 - tonnes / - tons - reef
393
                    408
                    1,175
                 433
                    449
              1,295
- waste
-
                     16
                      16
                      -
                     17
                   17
- surface and
  dump reclamation
               -
                     -
                     -
                     -
                     -
 -
- total
393
                    424
                    1,191
                 433
                    466
             1,312
Yield - g/t / - oz/t - reef
 7.74
                   7.36
                   8.48
                   0.226
                 0.215
             0.247
- waste
-
                   0.32
                   0.31
                   -
                    0.009
             0.009
- surface and
  dump reclamation
               -
                     -
                     -
                     -
                     -
 -
- average
7.74
                   7.10
                   8.37
                   0.226
                 0.207
             0.244
Gold produced - kg / - oz 000 - reef
3,043
                 2,998
                 9,962
                 98
                    96
               320
- waste
-
                       5
                       5
                        -
                     0
                   0
- surface and
  dump reclamation
 -
                     -
                     -
                     -
                     -
                   -
- total
3,043
                 3,003
                 9,967
                 98
                      97
               320
Revenue - R/kg / - $/oz - sold
65,819
               64,242
               64,099
               292
                    291
               298
Total cash costs - R / - $ - ton milled
435
                    380
                   415
                    56
                      50
                 56
- R/kg / - $/oz - produced
56,191
               53,603
               49,592
               249
                    243
               229
PRODUCTIVITY
per employee - g / - oz - target
206
                    212
                    206
                    6.61
                   6.82
              6.63
- actual
184
                    183
                    201
                    5.92
                   5.88
                6.46
per employee - m
2
/ - ft
2
- target
4.17
                   4.26
                   4.09
                   44.84
                 45.84
                 44.02
- actual
4.10
                   4.07
                   3.92
                   44.17
                 43.81
                 42.15
FINANCIAL RESULTS (MILLION)
Gold normal revenue
198.8
                 192.2
                 636.6
                 28.4
                   28.0
                   95.3
Accelerated hedge revenue
1.5
                     0.7
                     2.3
                     0.2
                     0.1
                     0.3
Total gold revenue
200.3
                 192.9
                 638.9
                 28.6
                   28.1
                   95.6
Cost of sales
191.1
                 183.0
                 554.3
                 27.3
                   26.7
                   82.4
Cash operating costs
170.2
                 160.1
                 491.6
                 24.3
                   23.3
                   73.1
Other cash costs
0.8
                     1.0
                     2.7
                     0.1
                     0.1
                     0.3
Total cash costs
171.0
                 161.1
                 494.3
                 24.4
                   23.4
                   73.4
Retrenchment costs
1.5
                     0.7
                     2.3
                     0.2
                     0.1
                     0.3
Rehabilitation and other non-cash costs
 -
                     (0.1)
                    -
                     -
                     -
                     -
Production costs
172.5
                 161.7
                 496.6
                 24.6
                   23.5
                   73.7
Amortisation of mining assets
19.4
                   23.7
                   61.7
                   2.8
                     3.5
                     9.2
Inventory change
(0.8)                    (2.4)
                    (4.0)
                    (0.1)
                    (0.3)
                    (0.5)

Operating profit
9.2                     9.9
                     84.6
                   1.3
                     1.4
                     13.2

Capital expenditure
- mining direct
58.6                   44.8
                   132.2
                 8.4
                     6.5
                     19.4

- other
1.8                     0.6
                     2.9
                     0.3
                     0.1
                     0.5

- recoupments
-                        -
                     -
                     -
                     -
                     -

Net capital expenditure
60.4                   45.4
                   135.1
                 8.7
                     6.6
                     19.9

SOUTH AFRICAN REGION
WEST WITS
Quarter               Quarter      Nine months              Quarter               Quarter   Nine months
ended                 ended                ended                ended                 ended             ended
September                   June         September          September                  June       September
2000                    2000                  2000                   2000                   2000                 2000
ELANDSRAND MINE Rand / Metric Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined             - m
2
   / - ft
2
- 000
100
96
286
1,076
1,033
3,078
Milled - 000             - tonnes      / - tons        - reef
428
437
1,279
472
482
1,410
- waste
8
10
25
9
11
28
- surface and
dump reclamation
 -
 -
 -
 -
 -
-
- total
436
447
1,304
481
493
1,437
Yield                      - g/t            / - oz/t        - reef
5.94
6.51
6.57
0.173
0.190
0.192
- waste
0.50
0.50
0.44
0.015
0.015
0.013
- surface and
dump reclamation
 -
 -
 -
 -
 -
-
- average
5.84
6.37
6.45
0.170
0.186
0.189
Gold produced         - kg            / - oz 000    - reef
2,541
2,843
8,404
82
92
271
- waste
4
5
11
0
0
0
- surface and
dump reclamation
 -
 -
 -
 -
 -
-
- total
2,545
2,848
8,415
82
92
271
Revenue                - R/kg        / - $/oz         - sold
65,781
64,470
64,431
292
293
299
Total cash costs      - R            / - $             - ton milled
411
377
392
53
50
53
- R/kg        / - $/oz         - produced
70,496
59,171
60,688
313
268
280
PRODUCTIVITY
per employee          - g           / - oz             - target
177
177
180
5.68
5.69
5.80
- actual
142
157
155
4.58
5.06
4.99
per employee          - m
2
/ - ft
2
- target
5.82
5.61
5.63
62.61
60.35
60.56
- actual
5.60
5.31
5.26
60.25
57.11
56.62
FINANCIAL RESULTS (MILLION)
Gold normal revenue
166.7
182.8
538.9
23.8
26.7
80.4
Accelerated hedge revenue
0.7
 0.9
 3.3
 0.1
 0.1
  0.5
Total gold revenue
167.4
183.7
542.2
23.9
26.8
80.9
Cost of sales
194.8
188.8
559.0
27.8
27.5
83.2
Cash operating costs
177.9
168.5
508.7
25.4
24.6
75.7
Other cash costs
1.5
 -
 2.0
 0.2
 -
  0.3
Total cash costs
179.4
168.5
510.7
25.6
24.6
76.0
Retrenchment costs
0.7
 0.9
 3.3
 0.1
 0.1
  0.5
Rehabilitation and other non-cash costs
 -
 -
 -
 -
 -
-
Production costs
180.1
169.4
514.0
25.7
24.7
76.5
Amortisation of mining assets
15.4
21.8
48.8
2.2
 3.2
  7.3
Inventory change
(0.7)
(2.4)
(3.8)
(0.1)
(0.4)
(0.6)
Operating profit
(27.4)
(5.1)
(16.8)
(3.9)
(0.7)
(2.3)
Capital expenditure
- mining direct
36.3
37.9
96.8
5.2
 5.5
14.3
- other
(0.3)
-
 (0.3)
-
 -
 -
- recoupments
 -
 -
 -
 -
 -
 -
Net capital expenditure
36.0
37.9
96.5
5.2
 5.5
 14.3

SOUTH AFRICAN REGION
WEST WITS
Quarter               Quarter      Nine months              Quarter               Quarter   Nine months
ended                 ended                ended                ended                 ended             ended
September                   June         September          September                  June       September
2000                    2000                  2000                   2000                   2000                 2000
DEELKRAAL MINE                                                                                                               Rand / Metric                                                          Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined             - m
2
/ - ft
2
- 000
35
37
107
381
403
1,151
Milled - 000             - tonnes      / - tons        - reef
215
196
604
237
216
666
- waste
 -
 -
 -
 -
 -
-
- surface and
  dump reclamation
 -
 -
 -
 -
 -
-
- total
215
196
604
237
216
666
Yield                     - g/t            / - oz/t         - reef
6.57
6.66
6.86
0.192
0.194
0.200
- waste
 -
 -
 -
 -
 -
-
- surface and
  dump reclamation
 -
 -
 -
 -
 -
 -
- average
6.57
6.66
6.86
0.192
0.194
0.200
Gold produced        - kg           / - oz 000       - reef
1,412
1,302
4,146
45
42
133
- waste
 -
 -
 -
 -
 -
-
- surface and
  dump reclamation
 -
 -
 -
 -
 -
-
- total
1,412
1,302
4,146
45
42
133
Revenue               - R/kg       / - $/oz           - sold
65,660
64,571
64,563
291
293
299
Total cash costs     - R           / - $               - ton milled
416
460
446
54
61
60
- R/kg       / - $/oz           - produced
63,252
69,078
64,949
282
313
302
PRODUCTIVITY
per employee         - g            / - oz             - target
160
161
163
5.13
5.18
5.24
- actual
130
121
127
4.18
3.89
4.08
per employee         - m
2
/ - ft
2
- target
4.20
4.16
4.21
45.25
44.79
45.29
- actual
3.26
3.48
3.28
35.10
37.49
35.25
FINANCIAL RESULTS (MILLION)
Gold normal revenue
92.4
83.3
265.3
13.2
12.1
39.5
Accelerated hedge revenue
0.3
 0.8
 2.4
 -
 0.1
 0.3
Total gold revenue
92.7
84.1
267.7
13.2
12.2
39.8
Cost of sales
109.3
100.5
308.2
15.6
14.7
45.9
Cash operating costs
88.8
89.5
267.8
12.7
13.0
39.9
Other cash costs
0.5
 0.5
 1.5
 0.1
 0.1
 0.3
Total cash costs
89.3
90.0
269.3
12.8
13.1
40.2
Retrenchment costs
0.3
 0.8
 2.4
 -
 0.1
 0.3
Rehabilitation and other non-cash costs
-
 (0.1)
 -
 -
 -
-
Production costs
89.6
90.7
271.7
12.8
13.2
40.5
Amortisation of mining assets
20.1
10.8
38.3
2.9
 1.6
 5.7
Inventory change
(0.4)
(1.0)
(1.8)
(0.1)
(0.1)
(0.3)
Operating profit
(16.6)
 (16.4)
 (40.5)
 (2.4)
(2.5)
(6.1)
Capital expenditure
- mining direct
4.1
 2.5
 8.3
 0.6
 0.4
 1.3
- other
 -
 -
 -
 -
 -
-
- recoupments
 -
 -
 -
 -
 -
-
Net capital expenditure
4.1
 2.5
 8.3
 0.6
 0.4
 1.3

SOUTH AFRICAN REGION
WEST WITS
Quarter               Quarter      Nine months              Quarter               Quarter   Nine months
ended                 ended                ended                ended                 ended             ended
September                   June         September          September                  June       September
2000                    2000                  2000                   2000                   2000                 2000
SURFACE OPERATIONS                                                                                                      Rand / Metric                                                          Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined             - m
2
/   - ft
2
- 000
-
-
-
-
-
-
Milled - 000             - tonnes   /    - tons        - reef
-
-
-
-
-
-
- waste
-
-
-
-
-
-
- surface and
  dump reclamation
122
151
424
135
167
467
- total
122
151
424
135
167
467
Yield                      - g/t        /    - oz/t         - reef
-
-
-
-
-
-
- waste
-
-
-
-
-
-
- surface and
  dump reclamation
1.35
0.61
0.85
0.039
  0.018
  0.025
- average
1.35
0.61
0.85
0.039
  0.018
  0.025
Gold produced        - kg        /    - oz 000      - reef
-
-
-
-
-
-
- waste
-
-
-
-
-
-
- surface and
  dump reclamation
165
92
 360
5
3
 12
- total
165
 92
360
5
3
12
Revenue               - R/kg     /    - $/oz          - sold
65,391
65,555
64,801
282
297
294
Total cash costs     - R         /    - $              - ton milled
34
 32
33
5
5
 5
- R/kg    /    - $/oz           - produced
43,509
63,395
50,609
193
287
235
PRODUCTIVITY
per employee         - g         /    - oz             - target
-
-
-
-
-
-
- actual
-
-
-
-
-
-
per employee         - m
2
/   - ft
2
- target
-
-
-
-
-
-
- actual
-
-
-
-
-
-
FINANCIAL RESULTS (MILLION)
Gold normal revenue
10.8
5.9
23.2
1.5
0.9
3.4
Accelerated hedge revenue
-
0.1
0.1
-
-
-
Total gold revenue
10.8
6.0
23.3
1.5
0.9
3.4
Cost of sales
4.0
4.9
13.8
0.6
0.7
2.1
Cash operating costs
4.0
4.8
13.7
0.6
0.7
2.1
Other cash costs
-
-
-
-
-
-
Total cash costs
4.0
4.8
13.7
0.6
0.7
2.1
Retrenchment costs
-
0.1
0.1
-
-
-
Rehabilitation and other non-cash costs
-
-
-
-
-
-
Production costs
4.0
4.9
13.8
0.6
0.7
2.1
Amortisation of mining assets
-
-
-
-
-
-
Inventory change
-
-
-
-
-
-
Operating profit
6.8
1.1
9.5
0.9
0.2
1.3
Capital expenditure
- mining direct
-
-
-
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
-
-
-
Net capital expenditure
-
-
-
-
-
-

AFRICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes
/
- tons
- 000
1,240

1,510

3,990

1,367

1,664

4,398

Volume mined
- bcm
/
- bcy
- 000
350

430

1,140

457

562

1,491

Stripping ratio
- t(mined-treated)
 /t treated
2.72

3.95

3.09

2.72

3.95

3.09

Treated
- tonnes
/
- tons
- 000
333

305

976

367

336

1,076

Yield
- g/t
/
- oz/t
1.91

1.80

1.77

0.056

0.052

0.052

Gold produced
- kg
/
- oz 000
637

548

1,728

20

18

56

Revenue
- R/kg
/
- $/oz
- sold
66,108

65,832

65,036

293

298

300

Total cash costs
- R/kg
/
- $/oz
- produced
40,122

46,083

43,181

178

208

200

PRODUCTIVITY
per employee
- g
/
- oz
- target
554

513

511

17.82

16.51

16.44

- actual
609

506

542

19.57

16.27

17.42

FINANCIAL RESULTS ( MILLION)
Gold revenue
42.1

36.1

112.4

6.0

5.2

16.7

Cost of sales
29.0

28.1

83.8

4.1

4.2

12.3

Cash operating costs
25.5

25.2

74.3

3.6

3.7

11.0

Other cash costs
-

-

0.3

-

-

-

Total cash costs
25.5

25.2

74.6

3.6

3.7

11.0

Rehabilitation and other non-cash costs
0.4

(1.6)

(0.6)

0.1

(0.2)

(0.1)

Production costs
25.9

23.6

74.0

3.7

3.5

10.9

Amortisation of mining assets
2.7

5.3

9.8

0.4

0.8

1.4

Inventory change
0.4

(0.8)

-

-

(0.1)

-

Operating profit
13.1

8.0

28.6

1.9

1.0

4.4

Capital expenditure
0.1

-

0.9

-

-

0.1

AFRICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
SADIOLA - Attributable 38%                                                                                                    Rand / Metric                                                        Dollar / Imperial
OPERATING RESULTS
GOLD
Mined                      - tonnes    /    - tons      - 000
935
1,620
4,178
1,031
1,786
4,605
Volume mined          - bcm       /    - bcy       - 000
132
1,278
2,337
172
1,672
3,056
Stripping ratio                                             - t(mined-treated)
 /t treated
0.80
2.20
1.80
0.80
2.20
1.80
Treated                   - tonnes    /    - tons      - 000
519
506
1,494
572
558
1,646
Yield                      - g/t          /    - oz/t
3.78
3.82
3.71
0.110
0.111
0.108
Gold produced         - kg          /    - oz 000
1,963
1,931
5,542
63
62
178
Revenue                - R/kg       /    - $/oz       - sold
67,557
67,759
65,792
300
306
303
Total cash costs      - R/kg      /    - $/oz       - produced
24,232
23,631
24,134
108
107
112
PRODUCTIVITY
per employee          - g           /     - oz         - target
2,299
2,126
2,120
73.91
68.36
68.16
- actual
2,062
2,088
1,980
66.31
67.13
63.66
FINANCIAL RESULTS ( MILLION)
Gold revenue
133.8
126.0
366.1
19.1
18.3
54.2
Cost of sales
70.3
63.1
199.0
10.0
9.1
 29.6
Cash operating costs
37.9
34.0
106.9
5.4
 5.0
 15.9
Other cash costs
9.7
 9.2
 26.9
1.4
 1.3
  4.0
Total cash costs
47.6
43.2
133.8
6.8
 6.3
 19.9
Rehabilitation and other non-cash costs
0.3
 0.3
 0.9
 -
 -
  0.2
Production costs
47.9
43.5
134.7
6.8
 6.3
 20.1
Amortisation of mining assets
22.1
21.4
63.2
3.2
 3.1
  9.4
Inventory change
0.3
 (1.8)
1.1
 -
 (0.3)
 0.1
Operating profit
63.5
62.9
167.1
9.1
 9.2
 24.6
Capital expenditure
4.0
 4.0
 18.3
0.6
 0.6
  2.8

NORTH AMERICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes
/
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
6,076

6,569

19,232

6,698

7,241

21,199

Stripping ratio
- t(mined-treated)
 /t treated
1.41

1.82

1.57

1.41

1.82

1.57

Treated
- tonnes
/
- tons
- 000
2,524

2,333

7,473

2,782

2,572

8,238

Gold in ore
- kg
/
- oz 000
3,062

3,374

8,875

98

108

285

Yield
- g/t
/
- oz/t
0.81

0.84

0.76

0.024

0.025

0.022

Gold produced
- kg
/
- oz 000
2,035

1,968

5,698

65

63

183

Total
Yield
- g/t
/
- oz/t
0.81

0.84

0.76

0.024

0.025

0.022

Gold produced
- kg
/
- oz 000
2,035

1,968

5,698

65

63

183

Revenue
- R/kg
/
- $/oz
- sold
74,368

71,253

70,760

327

322

324

Total cash costs
- R/kg
/
- $/oz
- produced
40,969

42,729

41,431

182

193

191

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,352

2,524

2,332

75.60

81.14

74.98

- actual
2,547

2,432

2,332

81.89

78.21

74.99

FINANCIAL RESULTS (MILLION)
Gold revenue
151.3

140.2

403.2

21.4

20.4

59.4

Cost of sales
119.5

129.4

333.1

17.0

18.9

49.2

Cash operating costs
83.4

84.1

236.1

11.9

12.2

35.0

Other cash costs
-

-

-

-

-

-

Total cash costs
83.4

84.1

236.1

11.9

12.2

35.0

Rehabilitation and other non-cash costs
3.0

3.4

8.5

0.4

0.5

1.3

Production costs
86.4

87.5

244.6

12.3

12.7

36.3

Amortisation of mining assets
38.6

48.7

107.5

5.5

7.1

15.8

Inventory change
(5.5)

(6.8)

(19.0)

(0.8)

(0.9)

(2.9)

Operating profit
31.8

10.8

70.1

4.4

1.5

10.2

Capital expenditure
45.3

25.5

98.5

6.5

3.7

14.6

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

NORTH AMERICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
JERRITT CANYON J.V. - Attributable 70%                                                                             Rand / Metric                                                        Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined                  - tonnes    /    - tons               - 000
215
197
585
237
217
645
Treated                - tonnes   /    - tons                - 000
137
137
395
151
152
436
Gold in ore            - kg        /    - oz 000
1,589
1,487
4,418
51
48
142
Yield                    - g/t       /     - oz/t
11.94
12.90
13.26
0.348
0.376
0.387
Gold produced       - kg       /     - oz 000
1,631
1,773
5,244
52
57
169
Open-pit Operations
Mined                  - tonnes  /     - tons                - 000
 -
 -
 -
 -
 -
-
Stripping ratio                                                  - t(mined-treated)
 /t treated
 -
 -
 -
 -
 -
-
Treated                - tonnes  /    - tons                - 000
 -
 -
 -
 -
 -
 -
Gold in ore           - kg        /    - oz 000
 -
 -
 -
 -
 -
  -
Yield                   - g/t       /     - oz/t
 -
 -
 -
 -
 -
 -
Gold produced      - kg       /     - oz 000
 -
 -
 -
 -
 -
 -
Total
Yield                   - g/t       /     - oz/t
11.94
12.90
13.26
0.348
0.376
0.387
Gold produced      - kg       /     - oz 000
1,631
1,773
5,244
52
57
169
Revenue             - R/kg    /     - $/oz               - sold
74,369
71,322
70,219
327
322
324
Total cash costs   - R/kg   /     - $/oz               - produced
50,473
43,895
43,730
224
199
202
PRODUCTIVITY
per employee       - g        /     - oz                  - target
1,973
2,078
2,127
63.43
66.82
68.37
- actual
1,775
1,990
1,726
57.06
63.98
55.49
FINANCIAL RESULTS (MILLION)
Gold revenue
121.2
126.5
368.2
17.1
18.4
54.6
Cost of sales
118.5
120.8
333.9
16.9
17.5
49.6
Cash operating costs
82.3
77.8
229.3
11.8
11.3
34.1
Other cash costs
 -
 -
 -
 -
 -
 -
Total cash costs
82.3
77.8
229.3
11.8
11.3
34.1
Rehabilitation and other non-cash costs
1.5
 0.9
 3.9
 0.2
 0.1
  0.6
Production costs
83.8
78.7
233.2
12.0
11.4
34.7
Amortisation of mining assets
37.3
42.1
101.5
5.3
 6.1
 15.0
Inventory change
(2.6)
-
 (0.8)
(0.4)
-
 (0.1)
Operating profit
2.7
 5.7
 34.3
0.2
 0.9
  5.0
Capital expenditure
33.5
29.5
82.7
4.8
 4.3
 12.2
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
212

194

586

233

214

646

Treated
- tonnes
/
- tons
- 000
212

193

584

233

213

644

Gold in ore
- kg
/
- oz 000
1,610

1,496

4,535

52

48

146

Yield
- g/t
/
- oz/t
7.11

6.83

7.09

0.207

0.199

0.207

Gold produced
- kg
/
- oz 000
1,503

1,324

4,151

48

43

133

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
145

241

589

160

266

650

Stripping ratio
- t(mined-treated)
 /t treated
4.81

5.96

5.55

4.81

5.96

5.55

Treated
- tonnes
/
- tons
- 000
25

35

90

27

38

99

Gold in ore
- kg
/
- oz 000
72

131

337

2

4

11

Yield
- g/t
/
- oz/t
2.58

3.50

3.48

0.075

0.102

0.101

Gold produced
- kg
/
- oz 000
64

121

313

2

4

10

Total
Yield
- g/t
/
- oz/t
6.63

6.33

6.61

0.193

0.184

0.193

Gold produced
- kg
/
- oz 000
1,567

1,445

4,464

50

46

144

Revenue
- R/kg
/
- $/oz
- sold
73,908

71,067

70,964

328

328

328

Total cash costs
- R/kg
/
- $/oz
- produced
30,763

28,719

28,656

137

130

132

PRODUCTIVITY
per employee
- g
/
- oz
- target
432

403

416

13.89

12.96

13.37

- actual
415

386

400

13.35

12.41

12.85

FINANCIAL RESULTS (MILLION)
Gold revenue
139.9

82.1

313.7

19.9

12.2

46.6

Cost of sales
86.0

43.9

177.5

12.1

6.4

26.2

Cash operating costs
47.2

40.6

125.2

6.7

5.9

18.6

Other cash costs
1.0

0.9

2.7

0.1

0.1

0.4

Total cash costs
48.2

41.5

127.9

6.8

6.0

19.0

Rehabilitation and other non-cash costs
0.7

0.4

1.4

0.1

0.1

0.2

Production costs
48.9

41.9

129.3

6.9

6.1

19.2

Amortisation of mining assets
18.4

16.1

49.0

2.6

2.3

7.3

Inventory change
18.7

(14.1)

(0.8)

2.6

(2.0)

(0.3)

Operating profit
53.9

38.2

136.2

7.8

5.8

20.4

Capital expenditure
17.4

24.9

54.4

2.5

3.6

8.0

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
SERRA GRANDE - Attributable 50%                                                                                      Rand / Metric                                                         Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined                  - tonnes   /    - tons                - 000
92
95
282
102
104
311
Treated                - tonnes   /    - tons                - 000
92
94
276
101
103
304
Gold in ore            - kg        /    - oz 000
820
789
2,394
26
25
77
Yield                    - g/t       /     - oz/t
8.45
  8.03
  8.25
  0.247
0.234
0.241
Gold produced       - kg       /     - oz 000
776
752
2,275
25
24
73
Open-pit Operations
Mined                  - tonnes  /     - tons                - 000
 -
 -
 -
 -
 -
 -
Stripping ratio                                                  - t(mined-treated)
 /t treated
 -
 -
 -
 -
 -
 -
Treated                - tonnes  /    - tons                - 000
 -
 -
 -
 -
 -
 -
Gold in ore           - kg        /    - oz 000
 -
 -
 -
 -
 -
 -
Yield                   - g/t       /     - oz/t
 -
 -
 -
 -
 -
 -
Gold produced      - kg       /     - oz 000
 -
 -
 -
 -
 -
 -
Total
Yield                   - g/t       /     - oz/t
8.45
  8.03
  8.25
  0.247
0.234
0.241
Gold produced      - kg       /     - oz 000
776
752
2,275
25
24
73
Revenue             - R/kg    /     - $/oz              - sold
73,520
71,833
70,785
326
324
326
Total cash costs   - R/kg   /     - $/oz               - produced
24,244
24,573
23,375
108
111
108
PRODUCTIVITY
per employee       - g        /     - oz                  - target
992
943
968
31.88
30.31
31.11
- actual
990
966
980
31.83
31.06
31.51
FINANCIAL RESULTS (MILLION)
Gold revenue
56.7
  51.8
  157.6
8.1
 7.5
   23.3
Cost of sales
28.2
  27.2
  80.7
  4.0
 4.0
   11.9
Cash operating costs
18.0
  17.3
  50.7
  2.6
 2.5
  7.5
Other cash costs
0.8
 1.1
 2.4
 0.1
 0.2
  0.4
Total cash costs
18.8
  18.4
  53.1
  2.7
 2.7
  7.9
Rehabilitation and other non-cash costs
0.5
 0.5
 1.5
 0.1
 0.1
  0.2
Production costs
19.3
  18.9
  54.6
  2.8
 2.8
  8.1
Amortisation of mining assets
8.6
 9.7
 27.0
  1.2
 1.4
  4.0
Inventory change
0.3
 (1.4)
(0.9)
-
 (0.2)
(0.2)
Operating profit
28.5
  24.6
  76.9
  4.1
 3.5
   11.4
Capital expenditure
4.4
 5.8
 14.0
  0.6
 0.8
  2.0
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
CERRO VANGUARDIA - Attributable 46.25%                                                                         Rand / Metric                                                         Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined                  - tonnes    /    - tons               - 000
-
-
-
-
-
-
Treated                - tonnes   /    - tons                - 000
-
-
-
-
-
-
Gold in ore            - kg        /    - oz 000
-
-
-
-
-
-
Yield                    - g/t       /     - oz/t
-
-
-
-
-
-
Gold produced       - kg       /     - oz 000
-
-
-
-
-
-
Open-pit Operations
Mined                  - tonnes  /     - tons                - 000
895
 931
 2,719
987
 1,027
2,997
Stripping ratio                                                  - t(mined-treated)
 /t treated
9.50
9.14
9.13
9.50
9.14
9.13
Treated                - tonnes  /    - tons                - 000
 85
 92
268
 94
 101
  296
Gold in ore           - kg        /    - oz 000
1,021
1,115
3,226
 33
 36
 104
Yield                   - g/t       /     - oz/t
11.56
11.74
11.61
0.337
0.342
0.339
Gold produced      - kg       /     - oz 000
985
 1,079
3,115
 32
 35
 100
Total
Yield                   - g/t       /     - oz/t
11.56
11.74
11.61
0.337
0.342
0.339
Gold produced      - kg       /     - oz 000
985
 1,079
3,115
 32
 35
 100
Revenue             - R/kg    /     - $/oz               - sold
67,467
61,911
65,030
 300
 304
 310
Total cash costs   - R/kg   /     - $/oz               - produced
33,937
28,449
29,939
151
  129
 138
PRODUCTIVITY
per employee       - g        /     - oz                  - target
1,737
1,800
1,762
55.85
57.87
56.66
- actual
1,771
2,134
1,890
56.95
68.60
60.75
FINANCIAL RESULTS (MILLION)
Gold revenue
72.7
76.7
226.9
10.4
12.0
34.7
Cost of sales
51.2
54.2
154.7
7.4
7.8
23.0
Cash operating costs
28.8
25.6
78.4
4.1
3.7
11.6
Other cash costs
4.6
5.1
14.8
0.7
0.7
2.2
Total cash costs
33.4
30.7
93.2
4.8
4.4
13.8
Rehabilitation and other non-cash costs
0.5
0.5
1.4
0.1
0.1
0.2
Production costs
33.9
31.2
94.6
4.9
4.5
14.0
Amortisation of mining assets
13.9
19.5
52.7
2.0
2.8
7.9
Inventory change
3.4
3.5
7.4
0.5
0.5
1.1
Operating profit
21.5
22.5
72.2
3.0
4.2
11.7
Capital expenditure
-
-
-
-
-
-
Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
4,071

2,497

8,948

5,325

3,266

11,704

Treated
- tonnes
/
- tons
- 000
463

467

1,349

511

514

1,487

Yield
- g/t
/
- oz/t
4.31

3.26

3.69

0.126

0.095

0.108

Gold produced
- kg
/
- oz 000
1,999

1,523

4,974

64

49

160

Revenue
- R/kg
/
- $/oz
- sold
71,035

74,910

72,239

316

338

334

Total cash costs
- R/kg
/
- $/oz
- produced
33,686

47,516

38,967

149

215

179

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,380

1,212

1,230

44.37

38.97

39.55

- actual
2,876

2,106

2,328

92.45

67.72

74.84

FINANCIAL RESULTS ( MILLION)
Gold revenue
134.6

113.0

372.9

19.2

16.4

55.5

Cost of sales
73.1

77.9

236.7

10.5

11.4

35.3

Cash operating costs
64.3

71.2

188.5

9.2

10.4

27.9

Other cash costs
3.0

1.2

5.3

0.4

0.2

0.8

Total cash costs
67.3

72.4

193.8

9.6

10.6

28.7

Rehabilitation and other non-cash costs
1.1

0.8

2.7

0.2

0.1

0.4

Production costs
68.4

73.2

196.5

9.8

10.7

29.1

Amortisation of mining assets
23.7

21.6

61.2

3.4

3.2

9.1

Inventory change
(19.0)

(16.9)

(21.0)

(2.7)

(2.5)

(2.9)

Operating profit
61.5

35.1

136.2

8.7

5.0

20.2

Capital expenditure
54.6

8.6

85.4

7.8

1.2

12.5

AUSTRALASIAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
BODDINGTON - Attributable 33.33%                                                                                    Rand / Metric                                                         Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined              - bcm      /    - bcy            - 000
-
-
-
-
-
-
Treated                       - tonnes   /    - tons           - 000
655
 763
 2,176
722
841
 2,399
Yield                          - g/t         /    - oz/t
0.88
0.80
0.83
0.026
0.023
0.024
Gold produced             - kg         /    - oz 000
576
 611
 1,815
 19
 20
 58
Revenue                    - R/kg     /     - $/oz            - sold
71,453
72,803
72,066
 317
 330
 334
Total cash costs          - R/kg     /     - $/oz            - produced
47,349
49,978
47,241
 211
 226
 219
PRODUCTIVITY
per employee              - g          /     - oz              - target
1,735
1,800
1,826
55.77
57.86
58.70
- actual
1,605
1,706
1,727
51.59
54.86
55.53
FINANCIAL RESULTS ( MILLION)
Gold revenue
41.3
45.0
131.7
5.9
6.5
19.6
Cost of sales
29.0
36.5
100.4
4.2
5.4
15.0
Cash operating costs
26.4
30.1
84.0
3.8
4.4
12.5
Other cash costs
0.9
0.5
1.8
0.1
0.1
0.3
Total cash costs
27.3
30.6
85.8
3.9
4.5
12.8
Rehabilitation and other non-cash costs
0.4
0.4
1.3
0.1
0.1
0.2
Production costs
27.7
31.0
87.1
4.0
4.6
13.0
Amortisation of mining assets
1.3
1.4
4.5
0.2
0.2
0.7
Inventory change
-
4.1
8.8
-
0.6
1.3
Operating profit
12.3
8.5
31.3
1.7
1.1
4.6
Capital expenditure
3.1
5.3
11.2
0.4
0.8
1.6

AUSTRALASIAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
TANAMI - Attributable 40%                                                                                                    Rand / Metric                                                       Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined              - bcm      /    - bcy            - 000
885
884
2,468
1,158
1,157
3,229
Treated                       - tonnes   /    - tons           - 000
150
156
424
165
172
468
Yield                          - g/t         /    - oz/t
2.95
2.40
2.65
0.086
0.070
0.077
Gold produced             - kg         /    - oz 000
441
374
1,124
14
12
36
Revenue                    - R/kg     /     - $/oz            - sold
72,609
71,921
71,996
321
326
331
Total cash costs          - R/kg     /     - $/oz            - produced
66,966
58,437
63,539
298
265
293
PRODUCTIVITY
per employee              - g          /     - oz              - target
1,519
1,547
1,514
48.85
49.74
48.68
- actual
1,480
1,327
1,294
47.57
42.65
41.59
FINANCIAL RESULTS ( MILLION)
Gold revenue
32.0
26.9
80.9
4.6
 3.9
 12.0
Cost of sales
31.1
22.4
74.9
4.5
 3.3
 11.2
Cash operating costs
29.2
21.1
69.6
4.2
 3.1
 10.3
Other cash costs
0.4
 0.8
 1.8
 0.1
 0.1
  0.3
Total cash costs
29.6
21.9
71.4
4.3
 3.2
 10.6
Rehabilitation and other non-cash costs
-
 0.3
 0.4
 -
 -
  0.1
Production costs
29.6
22.2
71.8
4.3
 3.2
 10.7
Amortisation of mining assets
3.6
 0.5
 5.3
 0.5
 0.1
  0.8
Inventory change
(2.1)
(0.3)
(2.2)
(0.3)
-
 (0.3)
Operating profit
0.9
 4.5
 6.0
 0.1
 0.6
  0.8
Capital expenditure
1.8
 3.5
 6.8
 0.3
 0.5
  1.0

AUSTRALASIAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
UNION REEFS                                                                                                                     Rand / Metric                                                       Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined              - bcm      /    - bcy            - 000
1,680
1,486
4,544
2,198
1,944
5,944
Treated                       - tonnes   /    - tons           - 000
734
713
2,122
809
786
2,340
Yield                          - g/t         /    - oz/t
1.42
1.28
1.30
0.041
0.037
0.038
Gold produced             - kg         /    - oz 000
1,042
911
2,763
34
29
89
Revenue                    - R/kg     /     - $/oz            - sold
71,431
73,228
71,802
317
330
332
Total cash costs          - R/kg     /     - $/oz            - produced
69,953
58,382
63,690
310
264
293
PRODUCTIVITY
per employee              - g          /     - oz              - target
1,607
1,503
1,534
51.68
48.33
49.31
- actual
1,366
1,342
1,280
43.91
43.14
41.16
FINANCIAL RESULTS ( MILLION)
Gold revenue
68.1
70.9
203.1
9.7
 10.3
30.2
Cost of sales
60.9
64.5
190.6
8.7
 9.3
 28.4
Cash operating costs
72.9
53.2
176.0
10.4
7.7
 26.0
Other cash costs
 -
 -
 -
 -
 -
-
Total cash costs
72.9
53.2
176.0
10.4
7.7
 26.0
Rehabilitation costs
2.3
 2.3
 6.9
 0.3
 0.3
  1.0
Production costs
75.2
55.5
182.9
10.7
8.0
 27.0
Amortisation of mining assets
6.3
 4.8
 15.4
0.9
 0.7
 2.3
Inventory change
(20.6)
 4.2
 (7.7)
(2.9)
0.6
 (0.9)
Operating profit
7.2
 6.4
 12.5
1.0
 1.0
  1.8
Capital expenditure
4.5
 0.3
 6.7
 0.6
 -
  0.9

AUSTRALASIAN REGION
Quarter
Quarter
Nine months
Quarter
Quarter
Nine months
ended
ended
ended
ended
ended
ended
September
June
September
September
June
September
2000
2000
2000
2000
2000
2000
BROCKS CREEK                                                                                                                  Rand / Metric                                                       Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined              - bcm      /    - bcy            - 000
-
 73
314
-
 95
411
Treated                       - tonnes   /    - tons           - 000
351
325
959
387
358
1,057
Yield                          - g/t         /    - oz/t
1.02
1.24
1.27
0.030
0.036
0.037
Gold produced             - kg         /    - oz 000
359
402
1,220
 12
 13
 39
Revenue                    - R/kg     /     - $/oz            - sold
69,933
 72,235
  71,239
311
327
331
Total cash costs          - R/kg     /     - $/oz            - produced
37,290
 42,199
  44,398
166
192
208
PRODUCTIVITY
per employee              - g          /     - oz              - target
-
754
2,071
-
24.23
66.59
- actual
2,563
2,337
2,082
82.40
75.15
66.95
FINANCIAL RESULTS ( MILLION)
Gold revenue
23.5
31.1
87.0
3.4
4.5
13.0
Cost of sales
18.7
23.6
67.3
2.7
3.5
10.1
Cash operating costs
13.2
17.0
53.5
1.9
2.5
8.1
Other cash costs
0.2
-
0.7
-
-
0.1
Total cash costs
13.4
17.0
54.2
1.9
2.5
8.2
Rehabilitation costs
-
(2.8)
(5.1)
-
(0.4)
(0.8)
Production costs
13.4
14.2
49.1
1.9
2.1
7.4
Amortisation of mining assets
-
5.2
14.8
-
0.8
2.3
Inventory change
5.3
4.2
3.4
0.8
0.6
0.4
Operating profit
4.8
7.5
19.7
0.7
1.0
2.9
Capital expenditure
0.3
1.3
2.0
-
0.2
0.3

Registered and Corporate Office
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108
Transfer Secretaries
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom Registrar
Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bedminster Down, Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050
Australian Office
Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977
Australian Share Registry
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADMINISTRATION

SOUTH AFRICA
Steve Lenahan (Investor Relations)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
James Duncan (Media)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: jduncan@anglogold.com
UNITED KINGDOM
Alex Buck
2
nd
 Floor, 100 Pall Mall
St James's
London SW1Y 5HP
England
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
UNITED STATES OF AMERICA
Charles Carter
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll free in North
America) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
AUSTRALIA
Andrea Maxey
Level 11, 60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary